4q

07020974

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bone Medical Ltd.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

FEB 15 2007

THOMSON FINANCIAL

FILE NO. 82- 34895

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/12/07

Limited

ABN 70 009 109 755



Annual Report 2006

Chairman & Chief Executive's Statement

For the Year ended 30 June 2006

Dear Shareholder

It is a little more than fourteen months since I first joined the board of Bone Medical Limited and nearly eleven months since I accepted the role as your executive chairman. In that time, I have had the great pleasure of overseeing Bone Medical's significant forward progress on the corporate and operational fronts. Those achievements are a tribute to your board and management teams.

The consolidated loss after income tax for the financial year is $2,792,476 (2005:$3,254,166 loss), a decrease of 14.5%.

Reduction in operating costs have been a target of the Board, and it is pleasing to report that these goals have been achieved, whilst maintaining good progress in developing our key products, calcitonin and PTH, supported by a highly motivated management team.

The year under review has been a period of high activity for the Company and our shareholders. The major changes that have been carried out in the past fiscal year continue to drive our strategy to position the company to be a global player in the multi billion dollar market for bone and joint diseases, and to achieve drug approvals in a cost effective and time efficient manner.

This review briefly outlines highlights of your Company's progress and provides more detail on some key issues.

Corporate

1. Simplification of corporate structure

   In September 2005, Bone Medical streamlined its corporate structure by acquiring the 20% of Bone Limited that it did not already own for nil consideration. Bone Limited is the entity that holds the licences to the platform technologies used by Bone Medical.

2. Appointment of non-executive directors

   In November 2005, Bone Medical strengthened its board with two appointments: Mr Leon Ivory (the chairman of our subsidiary Bone Limited); and Mr Barry Walker M.D. Mr Walker and Mr Ivory have added tremendous depth of experience in the medical and financial fields to Bone Medical's board.

3. Commencement of ADR program

   In August 2005, Bone Medical's Level One American Depository Receipt program became effective with receipts tradable in the over-the-counter market under the code "BMEDY".

4. October 2005 capital raising

   In October 2005, Bone Medical completed a fundraising of AUD 1,561,000 by way of public offer for the advancement of the company's projects.

5. Innovation grant and R&D rebate

   During the year, Bone Medical completed a Biotechnology Innovation Fund Grant for AUD 250,000 and a successful R&D Rebate application for AUD 291,000.

Operational

1. Pre-IND meeting with the FDA on the BN002 Oral calcitonin project

   In December 2005, Bone Medical held an encouraging Pre-Investigational New Drug meeting with the US Food & Drug Administration regarding Bone Medical's plans to commence US clinical trials for Calcitonin. The meeting confirmed the appropriate way forward for Bone Medical to complete development for its lead product in the US market.

2. Positive trial results in the Oral PTH BN003 project

   In February 2006, Bone Medical reported that the Phase 1 trial of Parathyroid Hormone achieved the primary endpoint of safety and produced evidence of biological activity. Those results allow Bone Medical to move to the next study, which will select the optimal formulation for its phase 2 program.

3. Collaboration agreement with Synovo on the TNF regulation BN006 project

   In April 2006, Bone Medical and German drug discovery services company Synovo announced formal research collaboration for continued work on Bone Medical's TNF Alpha arthritis project We expect to be in a position to update the market on this project by the end of this year.

   The board and management of Bone Medical remain focused on increasing value for shareholders through the effective development of the company's research pipeline and ensuring that the capital markets recognise and understand the company's achievements to date and path to profitability.

1. Management team – A truly global business

Biotechnology and healthcare is a global business. The development of both your company and its products depends on researchers, regulators and product and capital markets around the world. With operations in the United States and Europe and corporate headquarters in Australia, Bone Medical has put in place a management team with the appropriate skills, experience and locations to best position the company and its products for growth.

It would be both difficult and undesirable for a developing biotechnology company to bring all of the necessary resources 'in house'. Bone Medical augments its core management team by making effective use of its non-executive directors, chief scientific officer and consultants. Those individuals – such as Mr Walker M.D. in Philadelphia and Dr Roger New in the United Kingdom – provide Bone Medical with the expertise, experience and access that are so vital to its continued development.

Two significant appointments were made to our management team during this period,

Mr Ed Daquino (Chief Financial Officer)
Ed has completed the Advanced Diploma of Accounting & has more than 16 years experience as Company/Financial Accountant for large private companies in the retail, manufacturing, mining & construction industries. He served 3 years as a Finance Director of a prestige construction company before joining Bone Medical in September 2005.

Mr Gabriel Chiappini (Company secretary)
Mr. Chiappini has worked in Chief Financial Officer and Company Secretarial roles in local and international environments and has also held the position of Company Secretary with ASX listed and unlisted companies. He is currently Company Secretary of Bone Medical Ltd, Clinical Cell Culture Limited, Australis Aquaculture Ltd, Katana Capital Ltd and Australian Wine Holdings Ltd. Gabriel is a Chartered Accountant and member of the Australian Institute of Company Directors. He graduated from Edith Cowan University in 1990 with a Bachelor of Business majoring in Finance & Accounting and has worked predominantly in London and Perth with experience in the property, investment banking and biotechnology sectors. He was appointed Company Secretary on the 1st October, 2005.

Significant event subsequent to the close of the June 30th 2006 financial year.

Bone Medical Ltd announced on September 25th 2006 a placement of approximately $1,800,000 in new shares at 0.27c per share to Institutional and sophisticated investors to further augment the company's financial resources in continuing the exciting clinical and regulatory programs described earlier.

Current Outlook:

The business will continue to invest in the core programs depicted above over the coming year, and will consolidate its position as an important participant in the development of new treatments for bone and joint disorders.

Each of these core programs will provide a source of solid news flow over the coming 12 months, which we expect will increase the prospects for the company to generate value and commercial returns for shareholders through partnerships and alliances.

Future funding requirements are under regular consideration by your Board, and shareholders will be kept fully informed as opportunities in the capital markets emerge.

At the same time the company will continue to have a low and predictable rate of cash burn.

We thank you for your support and look forward to an exciting year ahead as we continue to build upon the solid foundations laid down in recent years.

Paul A hopper
Executive Chairman.

Corporate Governance Statement

The Board of Bone Medical Limited ("Bone Medical" or "Company") acknowledge that corporate governance is the system by which companies are directed and managed. It influences how the objectives of the company are set and achieved, how risk is monitored and assessed, and how performance is optimised.

The Board further acknowledges that good corporate governance procedures encourage companies to create value, whilst providing accountability and controls commensurate with the risks involved.

However, corporate governance is the balance between the need for managerial risk taking, entrepreneurial energy and high capacity, with the need for some form of monitoring such that management direction is aligned with the interests of those of the shareholders and other stakeholders.

Directors are responsible for the Corporate Governance practices of a Company and to this end, need to establish appropriate

- Responsibilities
- Accountabilities and
- Checks and balances (supervision and control).

Effective corporate governance within the Company encourages the use of Board expertise in ways that maximise each director's contribution.

Bone Medical is committed to high standards of Corporate Governance.

Policies and procedures which follow the "Principles of Good Corporate Governance and Best Practice Recommendations" issued by the Australian Securities Exchange ("ASX") Corporate Governance Council in March 2003, to the extent they are applicable to the Company, have been adopted.

These documented policies and procedures form the basis of the Company's corporate governance system.

Board Charter

The Board shall, as a preference, consist of:

- An appropriate number of independent non-executive directors;

- At least one member with appropriate professional and technical skills relevant to the pharmaceutical or biotechnology industry.

At the date of this report there were three independent directors on the board.

The Board as at the date of this report are:

- Mr. Paul Hopper – Executive Chairman
- Mr. Barry Walker, M.D. – Independent Non-executive director
- Mr. Leon Ivory – Independent Non-executive director
- Dr. Roger New – Co-Founding Non-executive director

Corporate Governance Statement (continued)

The Chairman is an executive director of the Company. He is not associated with any organisation that provides material services to the Company.

The Board has not adopted a tenure policy.

Generally, no director of a company shall hold office for a continuous period in excess of three years or past the third annual general meeting following the director's appointment, whichever is the longer, without submitting for re-election.

Candidates for Board positions shall be nominated by the Board Nominations Committee for consideration by the Board. The whole Board shall decide on the recommendations of new directors made by the committee.

In selecting new members for the Board, directors shall have regard to the appropriate skills and characteristics needed by the Board as a whole. The directors shall endeavor to appoint individuals who would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the company.

The management and control of the business of Bone Medical is vested in the Board.

The Board's primary responsibility is to oversee Bone Medical's activities and management for the benefit of shareholders.

The Board also recognises its responsibilities to Bone Medical's employees, the environments and communities in which the Company operates and where appropriate, other stakeholders.

The Board strives to create shareholder value and ensure that shareholders' funds are prudently safeguarded.

The Board has delegated responsibility for the day-to-day activities to the Chief Executive Chairman who is supported by his staff and a Scientific Advisory Committee. The Board ensures that this Committee is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the Committee.

Although there is a clear division between the responsibilities of the Board and management, the Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure that this is achieved.

These mechanisms include the following:

- Establishment of the Scientific Advisory Committee;
- Establishment of an Audit and Risk Management Committee;
- Establishment of the Remuneration Committee; and
- Establishment of the Board Nominations Committee;
- Establishment of the Finance Committee;
- The Board oversees the strategic direction of the company.
- The Board approves all budgets.

Corporate Governance Statement (continued)

- The Board receives detailed Board papers and a management report on a regular basis showing the monthly and year to date performance of all aspects of the company, compared to budget.
- Procedures are in place to allow any director or Committee of the Board to seek external professional advice as considered reasonable and necessary, at the company's expense.
- Procedures are in place to incorporate presentations from senior management at relevant Committee meetings on an as required basis to increase the Committee's understanding of the area. Further, the Board may request further information from management from time to time on any issue.
- In the event that a potential conflict of interest may arise, involved directors are to notify and consider with the Chairman of the Board or sub committee withdrawing from deliberations concerning the matter. The requirements of "Conflicts of Interests" as specified in the Corporations Law will be adhered to.

All the Board committees operate under formal charters approved by the Board.

Scientific Advisory Committee

The committee shall be appointed by the Board of directors and shall comprise at least 2 directors. It can consist of non-Board non-executive persons. Persons serving on this committee should have diverse, complementary backgrounds, the majority of which will preferably be independent of management. The committee, as a preference, is to consist of at least 2 directors one of whom shall have leadership and Pharmaceutical Development or Biopharmaceutical experience.

The Scientific Advisory Committee shall provide assistance to the Board of directors in fulfilling its corporate governance and oversight responsibilities which are followed by all Company personnel and ensuring that appropriate training is conducted where necessary.

The members of this Committee as at 30 June 2006 were:

- Mr. Barry Walker, M.D. – Chairman; Independent Non-executive Director
- Dr. Roger New – Co Founder and Chief Scientist, Non-executive Director
- Mr. Glen Travers
- Prof. Peter Brooks
- Dr. Phillip Sambrook

Board Nominations Committee

The committee shall as a preference include at least 2 members of the Board of directors. The chairperson of this committee is to be elected by the members of that committee.

The Board Nominations Committee shall provide advice on the process to be adopted by the Company in selecting persons to fulfil the role of a Board member of the Company as well as taking responsibility for evaluating the Board's performance.

The members of this Committee as at 30 June 2006 were:

- Mr. Paul Hopper – Chairman
- Mr. Leon Ivory – Non-executive Director
- Mr. Glen Travers

Audit and Risk Management Committee

This committee shall be appointed by the Board of Directors and shall comprise at least 2 directors that have diverse, complementary backgrounds, and as a preference be independent of management and the Company. In addition, the committee chair shall have leadership experience and strong finance, accounting and/or business background. At least one member shall have a reasonable level of accounting and/or related financial management expertise as determined by the Board of directors. At least 1 member will have requisite pharmaceutical, biopharmaceutical or scientific experience.

The audit and risk management committee shall provide assistance to the Board of directors in fulfilling its corporate governance and oversight responsibilities, as well as advise on the modification and maintenance of the company's financial reporting, internal control structure, risk management systems, external audit functions, and appropriate ethical standards for the management of the company. A further purpose of the committee is to check the ongoing independence of the external auditors. In doing so, it is the responsibility of the committee to maintain free and open communication between the committee, external auditors and management of the Company.

In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties.

The CFO will report in writing on the propriety of compliance on internal controls and reporting systems and that they are working efficiently and effectively in all material respects.

The committee shall advise on the modification and maintenance of the Company's risk management systems, the Company's risk profile, compliance and control and assessment of effectiveness.

The members of this Committee as at 30 June 2006 were:

- Mr. Paul Hopper – Executive Chairman
- Mr. Leon Ivory – Non–executive director.

The intention is to appoint other members of the audit and risk management committee in time based on suitable qualifications and experience.

Remuneration Committee

The committee shall as a preference consist of a minimum of two directors. The committee is to be chaired by a person who shall have leadership experience.

The remuneration committee shall ensure that the level and composition of remuneration to the Board and executives is sufficient and reasonable and that its relationship to the performance by Company personnel is defined. The committee must ensure that the Company provides disclosure in relation to its remuneration policies to enable shareholders to understand the costs and benefits of the policies to the Company's financial performance and that there is a link between the remuneration paid to directors and the Company's performance.

The shareholders approve the aggregate remuneration payable to directors and the Board itself determines the split amongst its members based on reference to applicable commercial rates and the stage of Company development. The Remuneration Committee sets the broad executive remuneration parameters that the Company will adopt.

Shareholders will be asked in due course to approve an equity based remuneration scheme to be adopted by the Company.

The members of this Committee as at 30 June 2006 are:

- Mr. Paul Hopper – Chairman (Executive Chairman)
- Mr. Leon Ivory – Independent Non-executive director
- Mr. Glen Travers – Co-founder

The Board has adopted various policies and procedures to ensure propriety with its governance objectives. The salient policies and procedures in this regard are:

Directors and Executive Officers Code of Conduct

This Code of Conduct sets ethical standards for the directors of Bone Medical. Directors will pursue the highest standards of ethical conduct in the interests of shareholders and all other stakeholders.

The directors must comply with the statutory requirements set out in the Corporations Law at all times.

Performance Evaluation Process

The Board will review its performance and the performance of the individual directors , the committees of the Board, and management annually. This is an important element of the Board's monitoring role, especially with regard to long term growth of the company and of shareholder value.

The Board is required to meet annually to discuss their performance as a whole.

The chairperson of the Board is responsible for meeting with the individual directors to discuss their individual performance and contribution to the Board. At least annually the Board must review the performance of committees reporting to it to ensure that the committees are achieving outcomes.

The CEO/Executive Chairman is responsible for assessing the performance of the key executives within the organisation. This is to be performed through a formal process before July of each year.

Based on the evaluation of the individual's performance, the CEO/Executive Chairman is required to present a document to the Remuneration Committee outlining the proposed compensation arrangements for each individual employee. The Remuneration Committee are then responsible for reviewing the compensation arrangement, making adjustments if necessary and preparing a recommendation to the Board of the compensation arrangements for each individual.

The results of any review of the performance of an individual within the Company should be linked to their compensation arrangement.

In the event that a director, key executive or employee is not performing to an acceptable level, then a performance evaluation can be conducted on an as needs basis.

Dealings in Bone Medical's Securities

This policy summarises the law relating to insider trading and sets out the policy of the Company on directors and employees dealing in the Company's shares and options.

If directors or employees have "price-sensitive information" relating to the Company which has not been published or which is not otherwise "generally available", they may not

- buy, sell or otherwise deal in Bone Medical shares or options during critical times (i.e. before the release of quarterly and/or yearly financial results and a major announcement);
- advise, incite or encourage another person (for example, a family member, a friend, a family company or trust) to buy or sell Bone Medical shares or options; or
- pass on information to any other person, if it is known or ought reasonably to be known that the person may use the information to buy or sell (or procure another person to buy or sell) Bone Medical shares or options.

Any director, senior management or employee intending to trade in the Company's shares or securities exceeding $100,000 in value, must give the Chairman one (1) day's written notice.

Directors and employees are not permitted to deal in the Company's securities when the Chairman notifies in writing of a securities trading embargo.

Directors and employees are required to comply with the law governing insider trading provisions and are not permitted to deal in the Company's securities for a period of 24 hours following an announcement made by the company to the stock exchange where such an announcement contains price sensitive information.

Corporate Governance Statement (continued)

Communications Strategy

The directors of Bone Medical recognise the importance of forthright communication and in order to prosper and achieve growth, it must (among other things) earn the trust of employees, customers, suppliers, communities and shareholders. The directors of Bone Medical similarly recognise the danger of leakage of confidential information and how such leakage could destroy shareholder value. Therefore a balance between forthright communication and leakage of confidential information is paramount.

In accordance with the disclosure requirements of the Corporations Act 2001 and the Australian Stock Exchange ("ASX") Listing Rules, the Company follows the following three main forms of information disclosure:

- continuous disclosure - which is its core disclosure obligation and primary method of informing the market and shareholders;
- periodic disclosure - in the form of full-year and half-year reporting and the quarterly reporting of research, development and production information together with corporate activities; and
- specific information disclosure - as and when required, of administrative and corporate details, usually in the form of ASX releases.

The Board aims to ensure that shareholders are kept informed of all major developments affecting the Company. Hence, in addition to its market disclosure, the Directors ensure shareholders are kept informed through a variety of other means:

- Shareholders can gain access to information about the company, including the annual report, half yearly and quarterly reports, the Chairman's address delivered at the Annual General Meeting, key policies, the company's web site and other important information.
- In conducting briefings, the Company takes care to ensure that any price-sensitive information released is made available to all shareholders (institutional and private) and the market at the same time and in accordance with the requirements of the ASX.
- Information is also released by email to all persons who have requested their name to be added to the contact database. Any person wishing to be added to this database can do so by contacting the Company Secretary.
- The principal communication with private investors is through the provision of the Annual Report and financial statements and the Annual General Meeting. The Annual Report is made available to shareholders on a yearly basis. Notice of the Annual General Meeting is posted to shareholders at least 28 days in advance of the meeting. Shareholders also receive notices in relation to all meetings in which shareholders are permitted to attend.

The directors recognise the rights of shareholders and encourage the effective exercise of those rights through the following means:

- Notices of meetings are distributed in accordance with the Corporation's Act and provide shareholders with the opportunity to attend general meetings;

Corporate Governance Statement (continued)

- Shareholders are encouraged to use their attendance at meetings to ask questions on any matter, with time being specifically set aside for shareholder queries;

- In the event that a resolution is proposed, notices encourage shareholders participation through appointment of proxies; and

- The Company is obliged under the Corporation Act to provide the auditor with notice of a general meeting as the Company encourages the policy of having the auditor attend such meetings. In the event that the Company's auditor or their representative attends the annual general meeting, the Chairperson of that meeting will allow a reasonable opportunity for shareholders to ask questions of the auditor concerning the conduct of the audit and the preparation and content of the auditor's report.

Disclosure Policy

The continuous disclosure policy sets out the procedure for:

- identifying material price sensitive information;

- reporting such information to the CEO/Executive Chairman and/or the Company Secretary for review;

- ensuring Bone Medical follows best practice in complying with its continuous disclosure obligations under the Corporations Act and Australian Stock Exchange ("ASX") Listing Rules; and

- monitoring the Company and individual officers compliance with the Corporations Act or ASX Listing Rules.

The purpose of this policy is to ensure that Company announcements are:

- made in a timely manner;

- are factual;

- do not omit material information; and

- are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

The Company is committed to:

- ensuring that stakeholders have the opportunity to access externally available information issued by the Company;

- providing full and timely information to the market about the Company's activities; and

- complying with the obligations contained in the ASX Listing Rules and the Corporations Act relating to continuous disclosure.

Corporate Governance Statement (continued)

The CEO/Executive Chairman and CFO will state in writing to the Board whether the financial reporting is "true and fair".

Risk Management and Internal Control Policy

The Board of Bone Medical recognises the importance of identifying and controlling risks to ensure that they do not have a negative impact on the Company. Procedures have been established at the Board and executive management levels which are designed to safeguard the assets and interests of the Company, and to ensure the integrity of reporting.

The Board is ultimately responsible for the internal control framework and risk management of the company and for regularly reviewing its effectiveness.

The principle aim of the system of internal control is the management of business risks, with a view to enhancing the value of shareholders' investments and safeguarding assets. Although no system of internal control can provide absolute assurance that the business risks will be fully mitigated, the internal control systems have been designed to meet the Company's specific needs and the risks to which it is exposed.

Annually, the Board are responsible for identifying the risks facing the company, assessing the risks and ensuring that there are controls for these risks, which are to be designed to ensure that any identified risk is reduced to an acceptable level. (Refer below in relation to the role of the audit and risk management committee in undertaking this task).

The Board will review and discuss strategic risks and opportunities arising from changes in the Company's business environment regularly and on an as needs basis.

The Board may delegate some of the abovementioned responsibility to committees of the Board, but maintain the overall responsibility for the process.

Directors' Report

The directors present their report on the financial report of Bone Medical Limited (the "Company") and the consolidated entity, being the Company and its controlled entities, for the financial year ended 30 June 2006.

DIRECTORS

The directors of the Company at any time during or since the end of the year are:

Mr. Paul Hopper	(appointed 2 June, 2005)
Dr. Roger New	(appointed 2 June, 2005)
Mr. Leon Ivory	(appointed 16 November, 2005)
Mr. Barry Walker, M.D.	(appointed 16 November, 2005)
Mr. Richard Basham	(appointed 12 May 2004 and resigned 11 April 2006)
Mr. Wayne Fritzsche	(appointed 11 April 2005 and resigned 14 November 2005)
Mr. Chris Bilkey	(appointed 2 August 2004 and resigned 16 November 2005)
Mr. Michael Redman	(appointed 28 February 2005 and resigned 7 November 2005)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

COMPANY SECRETARIES

The following persons held the position of Company Secretary during the year:

Gabriel Chiappini
Bachelor of Business

Mr. Chiappini has worked in Chief Financial Officer and Company Secretarial roles in local and international environments and has also held the position of Company Secretary with ASX listed and unlisted companies. He is currently Company Secretary of Bone Medical Ltd, Clinical Cell Culture Limited, Australis Aquaculture Ltd, Katana Capital Ltd and Australian Wine Holdings Ltd. Gabriel is a Chartered Accountant and member of the Australian Institute of Company Directors. He graduated from Edith Cowan University in 1990 with a Bachelor of Business majoring in Finance & Accounting and has worked predominantly in London and Perth with experience in the property, investment banking and biotechnology sectors. He was appointed Company Secretary on the 1st October, 2005.

Jane Elizabeth Swindells
B Compt (Hons)

Ms. Swindells resigned on the 30th September 2005. She was appointed Joint Company Secretary on 8 September 2004.

John Frame

Mr. John Frame resigned on the 31st August 2005. He was appointed Joint Company Secretary on 8 September 2004.

PRINCIPAL ACTIVITY

The principal activity of the Company during the financial year was that of the development of improved therapeutics to prevent and/or treat bone and joint diseases and conditions, especially osteoporosis, osteoarthritis and arthritis.

OPERATING RESULTS

The consolidated loss of the economic entity after providing for income tax and eliminating minority equity interests amounted to a loss of $ 2,782,476 (2005 loss: $3,254,166).

DIVIDENDS PAID OR RECOMMENDED

No dividends have been paid or recommended during the financial year ended 30 June 2006.

REVIEW OF OPERATIONS AND LIKELY DEVELOPMENTS

Please refer to the Executive Chairman's Statement at the commencement of this document.

FINANCIAL POSITION

The net assets of the economic entity have decreased by $1,227,955 from $3,451,904 at 30 June 2005 to $2,223,949 at 30 June 2006. This decrease has resulted from the following factors:

- The loss recorded for the financial year of $2,782,476 was largely due to R&D expenditure which is consistent with the long-term commercial strategy of the company,
- Proceeds from share issue raising $1,576,651.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

(1) On the 2 September 2005, Bone Medical Limited acquired the remaining 6,000,000 ordinary shares (20%) of Bone Limited held by Proxima Concepts Limited under a share purchase agreement for no consideration. Bone Limited is now wholly owned by Bone Medical Limited.

(2) On the 26 October 2005, 6,064,041 ordinary shares were issued & allotted at $0.26 per share and $1,576,651 was raised. Each share included one attaching option exercisable at $0.40 expiring on the 26th April 2007.

EVENTS SUBSEQUENT TO BALANCE DATE

At the time of writing this report, the directors of Bone Medical Limited are in the process of raising approximately $1.8 million through the issue of ordinary shares by way of private share placement.

LIKELY DEVELOPMENTS

There are no likely material changes to current activities.

ADOPTION OF AUSTRALIAN EQUIVALENTS TO AIFRS

As a result of the introduction of Australian Equivalents to International Financial Reporting Standards (AIFRS), the economic entity's financial report has been prepared in accordance with those standards. A reconciliation of adjustments arising on the transition to AIFRS is included in Note 2 to this report.

INFORMATION ON DIRECTORS

Mr. Paul Hopper BA (UNSW), A.S.I.A., FAICD
(Executive Chairman)

Mr Hopper was appointed as a Non-executive Director on 2 June 2005 and on 1 July 2005 as Chairman. He was appointed executive chairman on the 7 November 2005. He is based in San Diego, USA, and has 25 years experience in public company markets primarily in the healthcare and biotechnology sectors.

From November 2003 to March 2004 he was a non executive director of MedAire Limited (listed). From August 2003 to February 2005 he was Managing Director of Australian Cancer Technology Limited (listed).

Mr Hopper's international experience includes formerley Chairman of Innovate Oncology, Inc, and CEO of Evolve Oncology, Inc, both listed US biotechnology companies involved in the development of mid and late stage, oncology products. He was a Director of Advanced Biotherapy, Inc a pioneer in developing antibodies to interferon gamma and is currently a consultant to the LA-based merchant bank, Cappello Group, Inc and the specialist New York based life sciences bank BIO:IB.

He has served on numerous public and private Boards, including as CEO of Alpha Healthcare Limited, a Director of The Australian Private Hospitals' Association, the Chairman of the Singapore based, Your Health Group, and as a Director of Arizona based MedAire, Inc.

Dr. Roger New BA, PhD
(Co-founder and Non-executive Director)

Dr New has 31 years experience in research and development in the field of drug delivery and is a world-recognised expert in liposomes and author of seminal reference book "Liposomes - A Practical Approach" published by OUP. He was appointed to the Board on 2 June 2005. He is the Chief Scientific officer of Bone Medical Limited.

He was the first to demonstrate efficacy of liposomal amphotericin and coordinated the first Phase I/II trials of liposomal doxorubicin. During his career he devised three new systems for oral delivery of insulin, giving first positive human results ever observed in Type I diabetics.

Dr New is a honorary professor at several foreign academic institutions and honorary lecturer at Kings College, London. He has also been a member of UK Government Expert Missions to China, France and Brazil. He has many patent applications filed and granted in areas of pharmaceutics, diagnostics and microbiology and he is the inventor of Mozaic, Axcess and Vaxcine technologies, for which patents are currently pending or granted.

Mr. Leon Ivory
(Non-executive Director)

Leon Ivory has been involved in corporate finance, funds management and venture capital for over 35 years. Leon in 1985 co-founded Western Capital, a venture capital organisation which evolved into one of Australia's first public biotechnology companies.

He served as a director of a number of public companies including Auspharm International Limited, Arbuthnot Latham Bank Ltd (London), Foreign Commerce Bank (Zurich), Cortecs PLC , VRI BioMedical Limited. Leon is currently Chairman of Refresh Group Ltd. He is also a director of Kancer Ltd based in the United Kingdom. He was appointed to the Board on the 16 November, 2005.

Mr. Barry Walker, M.D.
(Non-executive Director)

Barry R. Walker, M.D., F.A.C.P. received his BA from Yale University in 1958. He graduated from the College of Physicians and Surgeons of Columbia University after which he completed a medical internship and residency at Temple University Hospital. An NIH Fellowship in renal-electrolyte diseases was completed at the Hospital of the University of Pennsylvania. He is board certified in internal medicine, a Fellow and member of numerous scientific organizations and a co-founder of the American Society of Hypertension for which he served as Vice President and Chairman of the Board. Dr. Walker has been an Adjunct Associate Professor of Medicine at the Hospital of the University of Pennsylvania and the Leonard Davis Institute of the Wharton School, University of Pennsylvania. He also co-authored over one hundred peer reviewed publications.

While Senior Vice President for Clinical Research and Development at Wyeth-Ayerst Research, he was responsible for establishing and supervising research and development, bio-statistics, data and financial management in the United States, Canada, South America, Japan and Europe. Other management responsibilities have included strategic planning for all aspects of corporate research and development including mergers and acquisitions. More recently, over the past fifteen years, he has consulted for venture capital and investment firms (e.g., Alex. Brown/Deutsch Bank, Morgan Stanley, Philadelphia Ventures and Liberty Ventures, Philadelphia) on matters of technology assessment and due diligence. He has consulted with major pharmaceutical, biotech and medical device firms in the areas of regulatory, reimbursement issues and new product strategic planning. He is currently the Senior Vice President of Regulatory and Clinical Development for a biotech company, Yaupon Therapeutics, Inc. He was appointed to the Board on the 16 November, 2005.

Mr. Richard Basham FCA SIA (Aff)
Former (Non-executive Director)

Mr. Basham resigned on the 11 April, 2006. Mr. Basham is a former Managing Partner of Grant Thornton with approximately 36 years of public accounting experience. Mr Basham specialises in Corporate Advisory work in the resource, biotechnology and investment industries. He has acted as a director of several unlisted public companies and on the board of several government entities. Mr Basham is currently a director of CopperCo Ltd (a listed company) and has been since May 2002, He is also a director of Health Services Australia Limited, Franchise Investment International and Packer and Co Limited (all not listed). Mr Basham was appointed as a Director on 12 May 2004 and remains a consultant to Grant Thornton.

Mr. Wayne Fritzsche BA, MBA
Former (Non-executive Director)

Mr. Fritzsche resigned on the 14 November, 2005. Mr. Fritzsche is based in the U.S and has spent his entire professional career in the medical industry either working in research, general management with large firms such as Johnson & Johnson, Aventis, or Warner Lambert. He has also been part of a founding group of many medical firms several of which are public at this time. Mr. Fritzsche has been on or is now a member of several Boards of Directors, some of which are public biotech or healthcare firms. These companies include: Pressure BioSystems (Chairman) NASD:PBIO, Pheresys, Inc., TransPlan, Inc., DzymeTech, Inc., Nobex, Inc., OrthoGenesis, Inc., BioSafe, Inc., Chemokine Pharmaceutical, Occulogix, Inc. (NASD:RHEO). He has a BA from Rowan University, and an MBA from University of San Diego, with coursework for an MS in finance.

Mr. Chris Bilkey Dip Biochem
Former (Non-executive Director)

Mr. Bilkey resigned on the 16 November 2005. Mr Bilkey has over 25 years' experience in the international pharmaceutical industry, covering a broad range of sales and marketing, operational and corporate strategic roles. Mr Bilkey's immediate past role was President, South East Asia.Prior to that he was Vice President Global Women's Health Care for Pharmacia Inc and Vice President Country Operations, both roles at Pharmacia's Headquarters in Peapack, New Jersey, USA. He is currently Chairman of Giaconda Ltd (Unlisted) and Managing Director of Bellwether Pharma Ltd (unlisted). He was appointed as a Non-Executive Director of Bone Medical Limited on 2 August, 2004.

Mr. Michael Redman BA (Biology), MBA
Former (Chief Executive Officer and Executive Director)

Mr. Redman's contract was not renewed & he resigned on the 7 November, 2005. Mr. Redman was the CEO of Bone Medical Limited and was appointed as a Director on 28 February 2005. On the 7 March 2005 he was appointed Chairman and fulfilled that role until 1 July 2005 when Paul Hopper became Chairman. Immediately prior to Bone Medical, Mr. Redman was the chief executive officer and co-founder of Opexa Pharmaceuticals, which commenced operations in February 2001 and was successfully sold to PharmaFrontiers, Inc. in November 2004.

DIRECTORS' INTERESTS

The relevant interest of each director in the share capital or options over such instruments issued by the companies within the consolidated entity and other related bodies corporate as notified by the directors to the Australian Stock Exchange in accordance with s205G(1) of the Corporations Law at the date of this report, is as follows:

Director	Number of Ordinary Shares	Number of Options	Number of Class C Preference Shares
Mr. Paul Hopper	-	200,000	-
Dr. Roger New	-	-	-
Mr. Leon Ivory	512,685	454,000	82,610
Mr. Barry Walker, M.D.	-	-	-
Mr. Richard Basham	48,333	-	5,189
Mr. Chris Bilkey	80,000	-	12,445
Mr. Wayne Fritzsche	-	-	-
Mr. Michael Redman	-	-	-

MEETINGS OF DIRECTORS

The number of meetings of the Company's directors held during the year and the number of meetings attended by each director are:

Board of Directors	Directors Meetings	
	Attended	Maximum Possible
Mr. Paul Hopper	15	15
Dr. Roger New	13	15
Mr. Richard Basham	13	13
Mr. Leon Ivory	7	7
Mr. Michael Redman	6	7
Mr. Barry Walker, M.D.	6	7
Mr. Wayne Fritzsche	5	7
Mr. Chris Bilkey	4	7

Committee Meetings

	Scientific Advisory Committee		Board Nominations Committee		Audit and Risk Management Committee		Remuneration Committee	
	Maximum Possible	Attended	Maximum Possible	Attended	Maximum Possible	Attended	Maximum Possible	Attended
Mr. Paul Hopper	-	-	6	6	5	1	1	0
Dr. Roger New	2	2	-	-	-	-	-	-
Dr. Peter Brookes	2	2	-	-	-	-	-	-
Dr. Phillip Sambrook	2	-	-	-	-	-	-	-
Mr. Leon Ivory	-	-	6	6	10	10	1	1
Mr. Barry Walker, M.D.	2	2	-	-	-	-	-	-
Mr. Glen Travers	2	2	6	5	-	-	1	1
Mr. Richard Basham	-	-	-	-	10	9	-	-
Mr. Chris Bilkey	-	-	-	-	5	1	-	-
Mr. Wayne Fritzsche	-	-	4	1	-	-	1	0
Mr. Michael Redman	-	-	6	0	-	-	-	-

REMUNERATION REPORT

This report confirms the policy and approach adopted by the company in relation to remuneration for the directors and executives.

Remuneration Philosophy

The company recognises the importance of structuring the remuneration packages of its directors' and executives so as to attract and retain people with the qualifications, skills and experience to help the company achieve the required objectives. However, the company understands that whilst it is still in the development phase of its growth, a prudent position must be observed in the total remuneration expense.

The Australian domiciled directors & executives receive a superannuation guarantee contribution required by the government which is currently 9%, & do not receive any other retirement benefits.

All remuneration paid to directors & executives is valued at the cost to the company & expensed. Options are valued using the Black-Schoels methodology.

Performance-based remuneration

There is no correlation between the company's performance & remuneration paid to its executive directors, non-executive directors & executive employees.

Management and Chief Executive Officer

The remuneration package is approved by the Board for the Chief Executive Officer and management. The remuneration policy, setting the terms and conditions for the executive directors and other senior executives, was developed by the remuneration committee and approved by the board after seeking professional advice from independent external consultants.

Directors' Report (Continued)

The management receive a fixed salary, options and bonus payments based on the achievement of specified performance criteria. Remuneration is not linked to the performance of the company.

Non-Executive Directors

The total amount paid to non-executive directors is determined by the board from time to time for presentation to and resolution by shareholders in General Meeting. The current approved maximum aggregate remuneration payable to non-executive directors is $300,000 per year.

The directors are paid a set amount per year and apart from reimbursement of expenses incurred on the company's behalf, are not eligible for any additional payments.

Non-executive Directors fees are not linked to the performance of the company.

Details of remuneration for the year ended 30 June 2006

Note: As at reporting date the company has no specified executives.

Details of the nature and amount of each element of the remuneration of each director of the Company (and each of the officers of the Company and the consolidated entity receiving the highest remuneration) are:

Non-Executive Directors of the Company

Name	Fees and Salaries $	Super-annuation Contribution $	Cash Bonus $	Options $	Non-Cash Benefits $	Total $	Perform-ance Related %
Dr. Roger New	27,083	-	-	-	-	27,083	-
Mr. Barry Walker, M.D.	25,317	-	-	-	-	25,317	-
Mr. Richard Basham	18,157	1,634	-	-	-	19,791	-
Mr. Leon Ivory	12,424	1,290	-	-	-	13,714	-
Mr. Chris Bilkey	8,601	774	-	-	-	9,375	-
Mr. Wayne Fritzsche	9,169	-	-	-	-	9,169	-
Total	100,751	3,698	-	-	-	104,449	-

Executive Directors of the Company

Name	Fees and Salaries $	Super-annuation Contribution $	Cash Bonus $	Options $	Non-Cash Benefits $	Total $	Perform-ance Related %
Michael Redman	205,802	-	-	-	-	205,802	-
Paul Hopper	143,637	-	-	8,200-	-	151,837	-
Total	349,439	-	-	8,200-	-	357,639	-

Executive Officers of the Consolidated Entity (excluding directors)

Name	Fees and Salaries $	Superannuation Contribution $	Cash Bonus $	Options $	Non-Cash Benefits $	Total $	Performance Related %
John Fitzgerald	41,667	3,300	-	-	-	44,967	-

The remuneration paid to John Fitzgerald in the 2006 financial year included no performance income & is not linked to the performance of the company.

Options issued as part of remuneration for the year ended 30 June 2006

* These options have been valued at the issue date of 27 December 2005, using the Black Scholes method. There are 200,000 employee share options that have been issued. They are exercisable at $0.47 and expire on 27 December 2008. 11,111 options will vest at the end of every month from date of issue over an 18 month period.

All options granted to directors are ordinary shares in Bone Medical Limited, which conger a right of one ordinary share for every option held.

They have been valued at $0.123 per option.

Options issued as part of Remuneration

Directors	Granted No.	Value at grant date $	Total Remuneration Represented by Options %	Options Exercised $	Options Lapsed $	Total $
Mr. Paul Hopper	200,000	24,600	5.7	-	-	24,600

SERVICE AGREEMENTS

Summary of terms and conditions of 3 employment contracts:-

(1) John Fitzgerald – Chief Operating Officer (Resigned 31 October, 2005)

- Salary of $110,000 per annum (excluding superannuation) from 2 August 2004
- Termination notice period – 3 months
- 300,000 employee options (forfeited as a result of resignation)
- Bonus payments paid on achievement of milestones-

a) the raising of more than $5 million in a secondary market placing $15,000

b) completion of the call option over Proxima's residual shares in Bone Ltd (this has since been removed from the milestone list) $15,000

c) completion of a work plan for BN 006 and 8 with IBJR $7,500 (achieved May 2005)

d) completion of BN005/8 work plan with Brisbane $7,500

(2) Michael Redman – Chief Executive Officer (Resigned 7 November, 2005)

- annual salary of US$225,000;

- a performance bonus whereby for each fiscal year of the Company, the Company agrees to pay Mr Redman, within two and one-half months after the close of that fiscal year, an annual bonus payment equal to one percent (1%) of:

(a) the capital investment; or

(b) licensing fees, procured from investors (in the case of capital investments) or strategic partners (in the case of licensing fees) as a direct and proximate result of Mr Redman's efforts. Notwithstanding the foregoing, the total amount of the bonus payment shall not exceed US$150,000 in any single fiscal year;

- reimbursement of up to US$675 per month for medical insurance coverage; and

- 2,000,000 Director options which were approved by the Board in May 2005 and approved by shareholders on 12 July 2005. (forfeited by resignation).

- the terms of each Tranche of Director Options are as follows:

i. **Tranche 1** – 500,000 Director Options which vest after 12 months' continuous employment of Mr Redman with the Company (ie, 28 February 2006) and expire after 3 years, on 28 February 2009. They are exercisable at 65 cents each. As this Tranche of Director Options vests after 12 months continuous employment, they are loyalty-based.

ii. **Tranche 2** – 500,000 Director Options which vest either in the following circumstances:

- upon the receipt by the Company, within 9 months of Mr Redman's employment, of US$5 million in capital investment; and
- such capital investment is achieved primarily as a result of Mr Redman's efforts in organising and concluding the capital raising, or
- upon a Takeover,

at an exercise price determined by the 90 days average as of the date the US$5 million capital investment is received by the Company or the date the Takeover occurs.

With respect to Tranche 2, the Company may, in its absolute discretion, deem that a portion of the 500,000 Director Options has vested if the US$5 million capital investment is received by the Company within 10 to 12 months of Mr Redman's employment, as a result of Mr Redman's efforts.

iii. **Tranche 3** – 500,000 Director Options which vest either upon the formal announcement of a deal described as follows:

- procured primarily as a result of Mr Redman's introduction of the party to the Company;
- with an international biopharmaceutical company;
- funding any of the following Company projects (as described at www.bonemedical.com.au):
    - Capsitonin™ Oral Calcitonin;
    - Oral Parathyroid Hormone BN003; or
    - TNF Regulators BN006;
- with a minimum value of US$1 million in upfront payments; and
- accepted by the Company's Board of Directors; or
- upon a Takeover,

at an exercise price determined by the 30 day average as of the date the deal is formally announced or the date the Takeover occurs.

iv. If Tranche's 2 and 3 vest because of a Takeover, Mr Redman has 14 days from the date of vesting within which to exercise any of these Director Options.

v. Tranche 4 – 500,000 Director Options which vest after 12 months' continuous employment of Mr Redman with the Company (ie, 28 February 2006) and expire after 3 years, on 28 February 2009. They are exercisable at 48 cents each. As this Tranche of Director Options vests after 12 months continuous employment, they are loyalty-based.

(3) Paul Hopper – Executive Chairman

- annual salary of US $144,000;

200,000 employee share options were issued on the 27 December 2005. They are exercisable at $0.47 & expire on the 27th December 2008. 11,111 options will vest at the end of every month from date of issue over an 18 month period

There were no other executives of the Consolidated entity other than those mentioned above.

Directors' Report (Continued)

OPTIONS

As at the date of this report, the unissued ordinary shares of the company under option are as follows:

Grant Date	Date of Expiry	Exercise Price	Number under Option
01/08/2004	01/08/2009	$0.50	1,000,000
26/10/2005	26/04/2007	$0.40	6,064,041
27/12/2005	27/12/2008	$0.47	200,000
Total			7,264,041

During the year, no ordinary shares were issued on the exercise of options granted.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Loans to specified directors

There were no loans to specified directors, at the beginning of the year, during the year, or at the end of the year.

Other transactions and balances with specified directors

Mr. Leon Ivory was compensated for management services provided to the company throughout the year.

Proxima Laboratory and Research Services Limited of which Dr. Roger New is a Director was compensated for providing Laboratory & Management Services to the company throughout the year.

Refer to Note 23 Related Party Transactions for details.

There were no other transactions during the year with the specified directors or with any director related entities.

AUDITOR INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2006 has been received and can be found on page 28 of this report.

No director of Bone Medical Limited is currently or was formerly a partner of BDO.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors support the principles of corporate governance. The company's corporate governance statement is included on pages 5 - 13 of this report.

Non-audit Services

The board of directors, in accordance with advice from the audit committee, is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the audit committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and

- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australia's Professional Statement F1: Professional Independence.

The following fees for non-audit services were paid/payable to the external auditors during the year ended 30 June 2006:

US GAAP, General Accounting Advice & Prospectus Advice: $ 10,004

ENVIRONMENTAL ISSUES

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. However, the board believes that the consolidated entity has adequate systems in place for the management of its environmental requirements and is not
aware of any breach of those environmental requirements as they apply to the consolidated entity.

EMPLOYEES

The consolidated entity had 1 full-time equivalent employee as at 30th June 2006. (2005:2)

INDEMNIFICATION OF OFFICERS AND AUDITORS

The Company has, not, during or since the financial year, in respect of any person who is or has been an officer or the auditor of the Company or of a related body corporate:

(a) indemnified or made any relative agreement for indemnifying against a liability incurred as an officer or auditor, including costs and expenses in defending legal proceedings; or

(b) paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer or auditor for the costs or expenses to defend legal proceedings.

CORPORATE STRUCTURE

Bone Medical Limited is a company limited by shares that is incorporated and domiciled in Australia. Bone Medical Limited is the ultimate legal parent company. Bone Medical Limited has prepared a consolidated financial report incorporating Bone Limited, a company incorporated and domiciled in Jersey, Channel Islands, of which Bone Medical owns 100% of the ordinary share capital during the year. Owein Pty Ltd, a wholly owned subsidiary, has also been incorporated into the consolidated financial report of Bone Medical Limited. It is a company incorporated and domiciled in Australia that Bone Medical Limited controlled during the financial year.

This report has been made in accordance with a resolution of Directors.

Paul Hopper
Executive Chairman
Perth, Western Australia
29th September 2006

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

29 September 2006

The Directors
Bone Medical Ltd
Suite 2, 1 Sarich Way
Technology Park
BENTLEY WA 6102

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO CHARTERED ACCOUNTANTS TO THE DIRECTORS OF BONE MEDICAL LTD

To the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

Yours faithfully
BDO
Chartered Accountants

M Shafizadeh
Partner

INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	Note	Economic Entity		Parent Entity	
		2006	2005	2006	2005
		$	$	$	$
Revenue	3	93,355	347,563	93,355	350,249
Net loss of non-current assets disposed		-	(2,171)	-	(2,171)
Research & Development		(1,871,413)	(2,177,241)	(1,871,413)	(1,836,598)
Finance Costs		-	-	-	-
Employee Benefits Expense		(480,720)	(449,129)	(480,720)	(457,128)
Professional Consultants		(212,074)	(348,371)	(207,385)	(297,371)
Impairment of Goodwill		-	-	-	(26,873,489)
Depreciation & Amortisation Expense		(4,934)	(2,113)	(3,935)	(918)
External Consultants		(168,445)	(41,144)	(168,445)	(41,144)
Legal Fees		(85,404)	(82,691)	(85,404)	(58,048)
Travel costs		(95,970)	(133,784)	(95,970)	(119,281)
Business Development costs		-	(106,433)	-	(106,433)
Public relations costs		(26,751)	(68,362)	(26,751)	(62,385)
Other Expenses		(221,356)	(284,549)	(221,355)	(281,473)
Loss before Income Tax	4	(3,073,712)	(3,348,425)	(3,068,023)	(29,786,190)
Income Tax Benefit	5	291,236	-	291,236	-
Loss from continuing operations		(2,782,476)	(3,348,425)	(2,776,787)	(29,786,190)
Loss attributable to minority equity interests		-	94,259	-	-
Loss attributable to members of the parent entity	2	(2,782,476)	(3,254,166)	(2,776,787)	(29,786,190)
Basic loss per share (cents per share)	8	(4.46)	(6.57)	-	-

The Income Statements should be read in conjunction with the accompanying notes

BALANCE SHEETS
AS AT 30 JUNE 2006

	Note	Economic Entity		Parent Entity	
		2006	2005	2006	2005
		$	$	$	$
ASSETS					
CURRENT ASSETS					
Cash & cash equivalents	9	220,559	1,678,590	220,559	1,585,377
Trade and other receivables	10	304,706	27,940	304,706	27,940
TOTAL CURRENT ASSETS		525,265	1,706,530	525,265	1,613,317
NON-CURRENT ASSETS					
Financial assets	11	-	-	3,502,069	3,502,069
Property, plant & equipment	13	25,979	12,020	25,038	10,079
Intangible assets	14	1,956,599	1,956,599	-	-
TOTAL NON-CURRENT ASSETS		1,982,578	1,968,619	3,527,107	3,512,148
TOTAL ASSETS		**2,507,843**	**3,675,149**	**4,052,372**	**5,125,465**
LIABILITIES					
CURRENT LIABILITIES					
Trade and other liabilities	15	283,894	222,147	2,142,259	1,993,086
TOTAL CURRENT LIABILITIES		283,895	222,147	2,142,259	1,993,086
NON-CURRENT LIABILITIES					
Trade and other liabilities	16	-	1,098	-	-
TOTAL NON-CURRENT LIABILITIES		-	1,098	-	-
TOTAL LIABILITIES		**283,894**	**223,245**	**2,142,259**	**1,993,086**
NET ASSETS		**2,223,949**	**3,451,904**	**1,910,113**	**3,132,379**
EQUITY					
Issued capital	17	8,274,883	6,671,850	70,342,497	68,765,846
Accumulated losses		(6,359,934)	(3,577,458)	(68,440,584)	(65,663,797)
Reserves	18	309,000	331,130	8,200	30,330
Parent interest		**2,223,949**	**3,425,522**	**1,910,113**	**3,132,379**
Minority equity interest		-	26,382	-	-
TOTAL EQUITY		**2,223,949**	**3,451,904**	**1,910,113**	**3,132,379**

The Balance Sheets should be read in conjunction with the accompanying notes

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2006

Economic Entity	Share Capital					
	Ordinary	Convertible Preference	Retained Earnings	Option Reserve	Minority Equity Interests	Total
	$	$	$	$	$	$
Balance at 1 July 2004	5,854	800,000	(323,292)	-	120,641	603,203
Loss attributable to members of parent entity	-	-	(3,254,166)	-	-	(3,254,166)
Total reorganised income & expense for the year	-	-	(3,254,166)	-	-	(3,254,166)
Ordinary shares issued associated to transition to AASB 3 Business Combination	3,616,034	-	-	-	-	3,616,034
Ordinary shares issued under a prospectus	2,520,000	-	-	-	-	2,520,000
Transaction costs	(270,038)	-	-	-	-	(270,038)
Loss attributable to minority shareholders	-	-	-	-	(94,259)	(94,259)
Options issued during the year	-	-	-	331,130	-	331,130
Balance at 30th June 2005	**5,871,850**	**800,000**	**(3,577,458)**	**331,130**	**26,382**	**3,451,904**
Loss attributable to members of parent entity	-	-	(2,782,476)	-	-	(2,782,476)
Total reorganised income & expense for the year	-	-	(2,782,476)	-	-	(2,782,476)
Ordinary shares issued under a prospectus	1,576,651	-	-	-	-	1,576,651
Options issued during the year	-	-	-	8,200	-	8,200
Options cancelled during the year	-	-	-	(30,330)	-	(30,330)
Purchase of minority shareholders interest	26,382	-	-	-	(26,382)	-
Balance at 30th June 2006	**7,474,883**	**800,000**	**(6,359,934)**	**309,000**	**-**	**2,223,949**

The Statement of Changes in Equity should be read in conjunction with the accompanying notes

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2006

Parent Entity	Share Capital					
	Ordinary	Convertible Preference	Retained Earnings	Option Reserve	Minority Equity Interests	Total
	$	$	$	$	$	$
Balance at 1 July 2004	37,815,887	-	(35,877,607)	-	-	1,938,280
Ordinary shares issued associated to transition to AASB 3 Business Combination	-	-	-	-	-	-
Loss attributable to members of parent entity	-	-	(29,786,190)	-	-	(29,786,190)
Total reorganised income & expense for the year	-	-	(29,786,190)	-	-	(29,786,190)
Ordinary shares issued under a prospectus	2,520,000	-	-	-	-	2,520,000
Prospectus transaction costs	(270,038)	-	-	-	-	(270,038)
Shares issued as purchase consideration for 80% acquisition of Bone Limited	20,400,000	100,000	-	-	-	20,500,000
Reclassification of shares	1,199,997	(100,000)	-	-	-	1,099,997
Conversion of Class A preference share to ordinary shares	7,100,000	-	-	-	-	7,100,000
Loss attributable to minority shareholders	-	-	-	-	-	-
Options issued during the year	-	-	-	30,330	-	30,330
Balance at 30th June 2005	**68,765,846**	**-**	**(65,663,797)**	**30,330**	**-**	**3,132,379**
Loss attributable to members of parent entity	-	-	(2,776,787)	-	-	(2,776,787)
Total reorganised income & expense for the year	-	-	(2,776,787)	-	-	(2,776,787)
Ordinary shares issued under a prospectus	1,576,651	-	-	-	-	1,576,651
Options cancelled during the year	-	-	-	(30,330)	-	(30,330)
Options issued during the year	-	-	-	8,200	-	8,200
Balance at 30th June 2006	**70,342,497**	**-**	**(68,440,584)**	**8,200.00**	**-**	**1,910,113**

The Statement of Changes in Equity should be read in conjunction with the accompanying notes

CASH FLOW STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	Note	Economic Entity		Parent Entity	
		2006	2005	2006	2005
		$	$	$	$
CASHFLOWS FROM OPERATING ACTIVITIES					
Receipts from Government Grants		36,344	217,825	36,344	217,825
Payments to suppliers & employees		(3,110,593)	(3,194,302)	(3,110,593)	(3,178,330)
Interest Received		59,417	132,424	59,417	132,424
Net cash provided by (used in) operating activities	21	(3,014,832)	(2,844,053)	(3,014,832)	(2,828,081)
CASHFLOWS FROM INVESTING ACTIVITIES					
Proceeds from sale of property, plant & equipment		-	-	-	-
Proceeds from sale of investments		-	900,000	-	900,000
Purchase of property, plant & equipment		(18,893)	(10,998)	(18,893)	(10,998)
Loan repayments from controlled entities		-	-	93,213	37,854
Payment for subsidiary, net of cash acquired		-	76,944	-	(70,095)
Net cash provided by (used in) investing activities		(18,893)	965,946	74,320	856,761
CASHFLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		1,575,694	2,520,000	1,575,694	2,520,000
Share issue costs		-	(270,038)	-	(270,038)
Proceeds from Borrowings		-	-	-	-
Repayment of Borrowings		-	-	-	-
Net cash provided by (used in) financing activities		1,575,694	2,249,962	1,575,694	2,249,962
Net increase (decrease) in cash held		(1,458,031)	371,855	(1,364,818)	278,642
Cash at beginning of financial year		1,678,590	1,306,735	1,585,377	1,306,735
Cash at end of financial year	9	220,559	1,678,590	220,559	1,585,377

The Cash Flow Statements should be read in conjunction with the accompanying notes

Note 1: Statement of Significant Accounting Policies

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Bone Medical Limited and controlled entities. Bone Medical Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of Bone Medical Limited and controlled entities comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

First-time adoption of Australian Equivalents to International Financial Reporting Standards

Bone Medical Limited and controlled entities have prepared financial statements in accordance with the Australian Equivalents to International Financial Reporting Standards (AIFRS) from 1 July 2005.

In accordance with the requirements of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, adjustments to the consolidated entity accounts resulting from the introduction of AIFRS have been applied retrospectively to 2005 comparative figures excluding cases where optional exemptions available under AASB 1 have been applied. These consolidated accounts are the first financial statements of Bone Medical Limited to be prepared in accordance with Australian equivalents to IFRS.

Compliance with IFRSs

Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the consolidation financial statements and notes of Bone Medical Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs.

Reconciliations of the transition from previous Australian GAAP to AIFRS have been included in Note 2 to this report.

Reporting Basis and Conventions

The financial report has been prepared on an accrual basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

AIFRS affect to Business combination

Pursuant to an acquisition dated August 23, 2004 Bone Medical Ltd (the "legal parent") acquired 80% of the Ordinary Share capital & 100% of the Preference Share capital of Bone Ltd. The purchase consideration was as follows:

- 30 million Bone Medical Ltd ordinary shares for 24 million (80%) ordinary shares in Bone Ltd
- 4 million Bone Medical Ltd ordinary shares for 4 million preference shares in Bone Ltd
- 1 Class A Bone Medical Ltd Preference share to the founding share holder in Bone Ltd

- 10,000,004 Bone Medical Ltd Class B preference shares to the ordinary & preference shareholders in Bone Ltd.

As a result of shares issued as purchase consideration, the former holders of Bone Limited now controlled 75% of Bone Medical Limited. The continuing business is that of Bone Limited as Bone Medical Limited was largely a "shell" listed company. Consequently, as a result of the adoption of Australian Equivalents to International Accounting Standard "AASB 3: Business Combinations", the acquisition of Bone Limited has been accounted for as a Reverse Takeover of Bone Medical Limited by Bone Limited using the purchase method of accounting. The legal subsidiary; Bone Ltd becomes the reporting parent entity & the legal parent Bone Medical Limited becomes the reporting subsidiary entity for the purposes of consolidation.

Accounting Policies

(a) Principles of Consolidation

A controlled entity is any entity Bone Medical Limited has the power to control the financial & operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 12 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances & transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity & results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant & equipment

Plant & equipment are measured on the cost basis.

The recoverable amount of plant & equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets.

Depreciation

The depreciable amount of all fixed assets is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed assets	Depreciation Rate
Plant & Equipment	10 - 33%
Furniture & Fittings	10 - 40%

The assets residual values & useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An assets carrying amount is written down immediately to its recoverable amount if the assets carrying amount is greater than its estimated recoverable amount.

Gains & losses on disposals are determined by comparing proceeds with the carrying amount. These gains & losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

(d) Impairment

At each reporting date, the group reviews the carrying values of its tangible & intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the assets fair value less costs to sell and value in use, is compared to the assets carrying value. Any excess of the assets carrying value over its recoverable amount is expensed to the income statement.
Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

(e) Intangibles

Goodwill

Goodwill & Goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Patent development expenses written off

Patent development and exploitation costs are currently expensed as incurred. It is considered that there is considerable value in the patents but as there is no accurately determined direct relationship with currently forecast future cash flows, it has been resolved that these costs should written off as incurred.

Research and development costs

Research costs are recognised as an expense as they are incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Where development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

(f) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

(g) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The group issues share-based compensation by way of options. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares of the options granted.

(h) Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(i) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(j) Revenue

Interest revenue is recognised as it accrues using the effective interest method.
All revenue is stated net of the amount of goods and services tax (GST).

(k) Goods and Services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.
Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(l) Trade and Other Payables

Liabilities and trade creditors of the entity are carried at cost, which is the fair value of the consideration to be paid in the future for the goods and services received.
For the current period, payables to related parties are carried at the principal amount.
Interest when charged by the lender, is recognised as an expense on an *accrual basis*.

(m) Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating.

(n) Comparative Figures

When required by accounting standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(o) Share Capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising from the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(p) Earnings Per Share

Basic earnings per share is determined by dividing the operating profit after tax and after preference dividends by the weighted average number of ordinary shares outstanding during the financial year.

The diluted loss per share has not been disclosed as the effect of any conversion of shares is not deemed to be dilutive.

(q) Going Concern

The accounts have been prepared on a going concern basis. As noted within the Directors Report, future capital raisings will be required in order to continue the research and development of the company's products and technology to achieve a position where they can commercialise or market the products and technology.

In common with biotechnology companies, the company's operations are subject to risk & uncertainty due primarily to the nature of research, development and commercialisation to be undertaken.

The ability of the company to continue as a going concern is dependent upon the company raising significant further capital sufficient to meet the company's expenditure commitments.

The company is required to raise significant additional funding in order to continue to research and develop the company's products and technology to achieve a position where they can commercialise or market the products and technology.

The Directors and senior management have prepared a cash flow forecast for the foreseeable future reflecting the above mentioned expectations and their effect upon Bone Medical Limited or controlled entities. The achievement of the forecast is dependant upon the future capital raising the outcome if which is uncertain.

In the event that sufficient capital raising at an amount and timing necessary to meet the future budgeted operational and investing activities of the company is unfavourable the Directors believe that they will be able to contain the operating and investment activities sufficiently to ensure that Bone Medical Limited or controlled entities can meet its debts as and when they become due and payable.

In the unlikely event that the events referred to above results in a negative outcome, then the going concern basis of accounting may not be appropriate with the result that the Group may have to realise its assets and extinguish its liabilities other than in the normal course of business and in amounts different from that stated in the financial report.

The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts or classification of liabilities that might be necessary should Bone Medical Limited or controlled entities not be able to continue as a going concern.

(r) Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Bone Medical Limited and Controlled Entities designates certain derivatives as either;

i. hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or
ii. hedges of highly probably forecast transactions (cash flow hedges).

At the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions is documented.

Assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items, are also documented.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedge asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred to a hedge reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in the hedge reserve in equity are transferred to the income statement in the periods when the hedged item will affect profit or loss.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

Critical Accounting Estimates and Judgments

The directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Reverse Acquisition

The directors have deemed that the acquisition of Bone Limited by Bone Medical Limited is a reverse acquisition. The basis of this is as follows:

> Bone Limited was considered significantly more valuable than Bone Medical Limited (formerly Revenir Limited) prior to the transaction.
>
> Former shareholders of Bone Limited control a significant proportion of Bone Medical Limited's shares.
>
> Following disposal of property interests, Revenir Limited was largely a "shell" listed company.

Key Estimates — Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

No impairment has been recognised in respect of goodwill for the year ended 30 June 2006.

Note 2

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Economic Entity

Reconciliation of Equity at 1 July 2004

	Note	Previous GAAP at 1 July 2004 $	Effect of Transition to AIFRS $	AIFRS at 1 July 2004 $
ASSETS				
Current Assets				
Cash & cash Equivalents		1,306,735	-	1,306,735
Receivables		938,608	-	938,608
Total Current Assets		**2,245,343**	**-**	**2,245,343**
Non-Current Assets				
Other Financial Assets		178,616	-	178,616
Property Plant & Equipment		2,171	-	2,171
Intangible Assets - Goodwill		-	-	-
Total Non-Current Assets		**180,787**	**-**	**180,787**
Total Assets		**2,426,130**	**-**	**2,426,130**
LIABILITIES				
Current Liabilities				
Payables		181,615	-	181,615
Total Current Liabilities		**181,615**	**-**	**181,615**
Non-Current Liabilities				
Payables		-	-	-
Total Non-Current Liabilities		**-**	**-**	**-**
Total Liabilities		**181,615**	**-**	**181,615**
NET ASSETS		**2,244,515**	**-**	**2,244,515**
EQUITY				
Parent Entity				
Contributed Equity		37,815,887	-	37,815,887
Accumulated Losses		(35,571,372)	-	(35,571,372)
Reserves		-	-	-
Total Parent Entity Interest		**2,244,515**	**-**	**2,244,515**
Minority Equity Interest		**-**	**-**	**-**
TOTAL EQUITY		**2,244,515**	**-**	**2,244,515**

	Notes	Previous GAAP at 30 June 2005	Effect of Transition to AIFRS	AIFRS at 30 June 2005
ASSETS		**$**	**$**	**$**
Current Assets				
Cash & cash Equivalents		1,678,590	-	1,678,590
Receivables		27,940	-	27,940
Total Current Assets		**1,706,530**	**-**	**1,706,530**
Non-Current Assets				
Other Financial Assets		-	-	-
Property Plant & Equipment		12,020	-	12,020
Intangible Assets – Goodwill	2a	1,961,299	(4,700)	1,956,599
Total Non-Current Assets		**1,973,319**	**(4,700)**	**1,968,619**
Total Assets		**3,679,849**	**(4,700)**	**3,675,149**
LIABILITIES				
Current Liabilities				
Payables		222,147	-	222,147
Total Current Liabilities		**222,147**	**-**	**222,147**
Non-Current Liabilities				
Payables		1,098	-	1,098
Total Non-Current Liabilities		**1,098**	**-**	**1,098**
Total Liabilities		**223,245**	**-**	**223,245**
NET ASSETS		**3,456,604**	**(4,700)**	**3,451,904**
EQUITY				
Parent Entity				
Contributed Equity	2c	68,765,846	(62,093,996)	6,671,850
Accumulated Losses	2d	(65,335,624)	61,758,166	(3,577,458)
Reserves	2e	-	331,130	331,130
Total Parent Entity Interest		**3,430,222**	**(4,700)**	**3,425,522**
Minority Equity Interest		26,382	-	26,382
TOTAL EQUITY		**3,456,604**	**(4,700)**	**3,451,904**

Note 2 (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Parent Entity

Reconciliation of Equity at 1 July 2004

	Note	Previous GAAP at 1 July 2004 $	Effect of Transition to AIFRS $	AIFRS at 1 July 2004 $
ASSETS				
Current Assets				
Cash & cash Equivalents		1,306,735	-	1,306,735
Receivables		938,608	-	938,608
Total Current Assets		**2,245,343**	**-**	**2,245,343**
Non-Current Assets				
Other Financial Assets		1,605,466	-	1,605,466
Property Plant & Equipment		2,171	-	2,171
Intangible Assets - Goodwill		-	-	-
Total Non-Current Assets		**1,607,637**	**-**	**1,607,637**
Total Assets		**3,852,980**	**-**	**3,852,980**
LIABILITIES				
Current Liabilities				
Payables		181,615	-	181,615
Total Current Liabilities		**181,615**	**-**	**181,615**
Non-Current Liabilities				
Payables		1,733,085	-	1,733,085
Total Non-Current Liabilities		**1,733,085**	-	**1,733,085**
Total Liabilities		**1,914,700**	**-**	**1,914,700**
NET ASSETS		**1,938,280**	-	**1,938,280**
EQUITY				
Parent Entity				
Contributed Equity		37,815,887	-	37,815,887
Accumulated Losses		(35,877,607)	-	(35,877,607)
Reserves		-	-	-
Total Parent Entity Interest		**1,938,280**	**-**	**1,938,280**
Minority Equity Interest		**-**	-	-
TOTAL EQUITY		**1,938,280**	**-**	**1,938,280**

ASSETS	Note	Previous GAAP at 30 June 2005 $	Effect of Transition to AIFRS $	AIFRS at 30 June 2005 $
Current Assets				
Cash & cash Equivalents		1,585,377	-	1,585,377
Receivables		27,940	-	27,940
Total Current Assets		**1,613,317**	**-**	**1,613,317**
Non-Current Assets				
Other Financial Assets		3,502,069	-	3,502,069
Property Plant & Equipment		10,079	-	10,079
Intangible Assets – Goodwill				
Total Non-Current Assets		**3,512,148**	**-**	**3,512,148**
Total Assets		**5,125,465**	**-**	**5,125,465**
LIABILITIES				
Current Liabilities				
Payables		222,147	-	222,147
Total Current Liabilities		**222,147**	**-**	**222,147**
Non-Current Liabilities				
Payables		1,770,939	-	1,770,939
Total Non-Current Liabilities		**1,770,939**	**-**	**1,770,939**
Total Liabilities		**1,993,086**	**-**	**1,993,086**
NET ASSETS		**3,132,379**	**-**	**3,132,379**
EQUITY				
Parent Entity				
Contributed Equity		68,765,846	-	68,765,846
Accumulated Losses	2d	(65,633,467)	(30,330)	(65,663,797)
Reserves	2e	-	30,330	30,330
Total Parent Entity Interest		**3,132,379**	**-**	**3,132,379**
Minority Equity Interest		**-**	**-**	**-**
TOTAL EQUITY		**3,132,379**	**-**	**3,132,379**

Note 2 (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Economic Entity

Reconciliation of Profit or Loss for the year ended 30 June 2005

	Notes	Previous AGAAP 2005 $	Effect of Transition to AIFRS $	AIFRS 2005 $
Revenue from Ordinary Activities	2f	350,249	(2,686)	347,563
Total Revenue		350,249	(2,686)	347,563
Carrying value of non-current assets disposed for scrapping		(2,171)	-	(2,171)
Research & Development	2f	(1,836,598)	(340,643)	(2,177,241)
Employee Expenses	2f	(426,798)	(22,331)	(449,129)
Professional Consultants	2f	(297,371)	(51,000)	(348,371)
Impairment of Goodwill	2f	(26,873,489)	26,873,489	-
Depreciation & Amortisation	2f	(1,414)	(699)	(2,113)
Other Expenses	2f	(678,758)	(38,205)	(716,963)
Loss before Income Tax		(29,766,350)	26,417,925	(3,348,425)
Income Tax Benefit		-	-	-
Loss after Income Tax		(29,766,350)	26,417,925	(3,348,425)
Loss attributable to Minority Equity Interests	2f	2,098	92,161	94,259
Loss attributable to members of Economic entity		(29,764,252)	26,510,086	(3,254,166)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Parent Entity

Reconciliation of Profit or Loss for the year ended 30 June 2005

	Notes	Previous AGAAP 2005 $	Effect of Transition to AIFRS $	AIFRS 2005 $
Revenue from Ordinary Activities		350,249	-	350,249
Total Revenue		350,249	-	350,249
Carrying value of non-current assets disposed for scrapping		(2,171)	-	(2,171)
Research & Development		(1,836,598)	-	(1,836,598)
Employee Expenses	2g	(426,798)	(30,330)	(457,128)
Professional Consultants		(297,371)	-	(297,371)
Impairment of Goodwill		(26,873,489)	-	(26,873,489)
Depreciation & Amortisation		(918)	-	(918)
Other Expenses		(668,764)	-	(668,764)
Loss before Income Tax		(29,755,860)	(30,330)	(29,786,190)
Income Tax Benefit		-	-	-
Loss after Income Tax	2g	(29,755,860)	(30,330)	(29,786,190)
Loss attributable to Minority Equity Interests	2g	-	-	-
Loss attributable to members of Economic entity		(29,755,860)	(30,330)	(29,786,190)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(a) Intangible Assets - Goodwill

Business Combination (AASB 3)

Under AGAAP,
the 80% acquisition of Bone Ltd in August 2004 through the issue of Bone Medical Limited shares as consideration, resulted in Bone Medical Limited being recognised as both the Legal & Reporting Parent while Bone Limited was recognised as both the Legal & Reporting Subsidiary.

With the adoption of AIFRS & the application of AASB 3 Business Combinations, the acquisition of Bone Limited by Bone Medical Limited is treated as a reverse takeover. This is due to the fact that through the issue of Bone Medical Limited shares to Bone Limited shareholders as consideration, Bone Limited's original shareholders became the majority shareholders of Bone Medical Limited.

Therefore under AIFRS,
Bone Medical Limited is now the Legal Parent & Reporting Subsidiary of the group while Bone Limited is now the Reporting Parent & Legal Subsidiary of the group.

Economic Entity

The effect is:

(i) At 1 July 2004

No effect.

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(a) Intangible Assets - Goodwill

Economic Entity

(ii) At 30 June 2005

For the group there has been a decrease in the goodwill on consolidation of $ 4,700.

Bone Medical Ltd 80% acquisition of Bone Ltd	**AGAAP**
Purchase Consideration	
Issue of 34,000,000 Ordinary shares	20,400,000
Issue of 10,000,004 Class B Preference Shares	100,000
Conversion of 1 Class A Preference Share to 10 m Shares	7,100,000
Transaction Costs	248,711
Conversion of 10,000,004 Class B Preference Shares to 3,999,990 Ordinary Shares	1,099,997
Total Purchase Consideration	**28,948,708**
Net value of Bone Limited Assets & Liabilities Acquired	143,465
Less OEI	(28,480)
Net value of Bone Limited Assets & Liabilities Acquired	**114,985**
Goodwill on Consolidation	**28,833,723**
Less: Provision for write-down to recoverable amount	**(26,872,424)**
Carrying Value of Goodwill	**1,961,299**

Bone Limited acquisition of Bone Medical Limited (Reverse Takeover)	**AIFRS**
Purchase Consideration	
Deemed issued Bone Limited shares to vendors of Bone Medical Limited (6,026,724 ordinary shares at 60 cents each)	3,616,034
Transaction Costs	248,711
Options issued to Bluewater Capital Limited as part of purchase consideration	300,800
Total Purchase Consideration	4,165,545
Net fair value of Bone Medical Limited Assets & Liabilities Acquired	2,208,946
Goodwill on Consolidation	**1,956,599**
Difference between AGAAP & AIFRS	**(4,700)**

Note 2 (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(a) Intangible Assets - Goodwill

Parent Entity

The effect is:

(i) At 1 July 2004

No effect.

(ii) At 30 June 2005

No effect.

(b) Other Financial Assets

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

No effect

Parent Equity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

No effect

(c) Contributed Equity

Under AGAAP,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary.

Under AIFRS,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result, Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting

subsidiary (legal parent). This fundamental change in Business Combination has resulted in changes to the Contributed Equity. The effect is:

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

Bone Medical Limited - Legal & Reporting Parent	**AGAAP**
Ordinary Shares Issued - Bone Medical Limited	67,565,849
Class B Preference Shares issued	100,000
Conversion of 10,000,004 Class B Preference Shares to 3,999,990 Ordinary Shares	1,099,997
Total Contributed Equity – Economic Entity - AGAAP (Bone Medical Limited - reporting parent)	**68,765,846**

Bone Ltd - Legal Subsidiary & Reporting Parent – (Reverse Takeover)	**AIFRS**
Ordinary Shares – Opening Equity	7,317
Preference Shares – Opening Equity	1,000,000
Deemed Ordinary shares issued to Bone Medical Limited Vendors – reverse acquisition	3,616,034
Shares Issued under Prospectus	2,520,000
Less Capital raising costs	(270,038)
Total Equity of Bone Limited	6,873,313
Less OEI	(201,463)
Total Contributed Equity – Economic Entity - AIFRS (Bone Limited - reporting parent)	**6,671,850**
Difference between AGAAP & AIFRS	

(c) Contributed Equity

Parent Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

No effect

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(d) Accumulated Losses

Under AGAAP,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary.

Under AIFRS,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result, Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting subsidiary (legal parent). This fundamental change in Business Combination has resulted in changes to the Accumulated Losses. The effect is:

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

Bone Medical Limited - Legal & Reporting Parent	**AGAAP**
Accumulated Losses at beginning of period	(35,571,372)
Net loss for current period	(29,764,252)
Total Accumulated Losses – Economic Entity - AGAAP (Bone Medical Limited - reporting parent)	**(65,335,624)**
Bone Ltd - Legal Subsidiary & Reporting Parent	**AIFRS**
Accumulated Losses at beginning of period	(404,115)
Less OEI in Brought forward losses	80,822
Net loss for current period	(3,348,424)
Less OEI in current losses	94,259
Total Accumulated Losses – Economic Entity – AIFRS (Bone Medical Limited - reporting subsidiary)	**(3,577,458)**
Difference between AGAAP & AIFRS	**61,758,166**

Parent Entity

(i) At 1 July 2004

No effect

(ii) **At 30 June 2005**

Bone Medical Limited -	**AGAAP**
Accumulated Losses at beginning of period	(35,877,607)
Net loss for current period	(29,755,860)
Total Accumulated Losses – Parent Entity - AGAAP (Bone Medical Limited - reporting parent)	**(65,633,467)**
Bone Medical Limited	
Accumulated Losses at beginning of period	(35,877,607)
Net loss for current period	(29,786,190)
Total Accumulated Losses – Parent Entity – AIFRS (Bone Medical Limited - reporting subsidiary)	**(65,663,797)**
Difference between AGAAP & AIFRS	**(30,330)**
Being Employee Options expensed in P&L under AIFRS	

(e) Reserves

Under AGAAP,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary.

Under AIFRS,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result, Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting subsidiary (legal parent). This fundamental change in Business Combination has resulted in the creation of an Options Reserve for the amount of $300,800. The options issued to Bluewater Capital Limited formed part of the purchase consideration Bone Limited paid for the reverse acquisition of Bone Medical Limited. The effect is:

Economic Entity

(i) **At 1 July 2004**

No effect

(ii) **At 30 June 2005**

The creation of an Option Reserve valued at $300,800 for the options issued to Bluewater Capital Limited as part consideration for the reverse acquisition of Bone Medical Limited by Bone Limited plus the issue of Employee options valued at $30,330 totalling $331,130.

Parent Entity

(i) **At 1 July 2004**

No effect

(ii) **At 30 June 2005**

The creation of an Option Reserve valued at $30,330 for the options issued to Employees throughout the financial year.

Note 2 (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(f) Profit or Loss statement

As a consequence of the application of AASB 3 - Business Combination under IFRS, Bone Limited is now the reporting parent of the reporting entity & Bone Medical Limited is now the reporting subsidiary.

The reporting period of Bone Ltd under AIFRS is 1st April 2004 to 30th June 2005 as compared to AGAAP which was the 24th August 2004(being acquisition date) to the 30th June 2005. Also as Bone Medical Limited is now the reporting subsidiary under AIFRS its reporting period is now the 24th August 2004 (reverse acquisition date) to the 30th June 2005 as compared to AGAAP which was the 1st July, 2004 to the 30th June 2005. A summary of the effect on the revenue & expenditure statement is as follows:

Economic Entity

(i) At 30 June 2005

Account Description	Jun 05 Economic Entity Consolidated AGAAP	Less: Bone Medical Ltd 1-7-04 to 23-8-04 AGAAP	Plus: Bone Ltd 1-4-04 to 30-6-04 AIFRS	Plus: Bone Ltd 1-7-04 to 31-06-05 AIFRS	Transitional Effect of AIFRS	Jun 05 Economic Entity Consolidated AIFRS
	$	$	$	$	$	$
Revenue	350,249	(10,359)	5,967	1,706	(2,686)	347,563
Carrying value of Non-current assets disposed for scrapping	2,171	-	-	-	-	2,171
Research & Development	1,836,598	-	340,643		340,643	2,177,241
Employee Expenses	426,798	(8,000)	-	-	22,331	449,129
Professional Consultants	297,371	-	51,000	-	51,000	348,371
Impairment of Goodwill	26,873,489	(26,873,489)	-	-	(26,873,489)	-
Depreciation & Amortisation	1,414	-	-	699	699	2,113
Other Expenses	678,758	(37,928)	50,828	25,305	38,205	716,963
Loss before Income Tax	(29,766,350)	26,909,058	(436,504)	(24,298)	26,417,925	(3,348,425)
Income tax benefit	-	-	-	-	-	-
Loss after Income Tax	(29,766,350)	26,909,058	(436,504)	(24,298)	26,417,925	(3,348,425)
Loss attributable to minority Interest	2,098	-	87,301	4,860	92,161	94,259
Loss attributable to members of reporting group	(29,764,252)	-	-	-	-	(3,254,166)

(g) Profit or Loss statement

As a consequence of the application of AASB 3 - Business Combination under IFRS, Bone Limited is now the reporting parent of the reporting entity & Bone Medical Limited is now the reporting subsidiary.

A summary of the effect on the revenue & expenditure statement is as follows:

Parent Entity

(i) At 30 June 2005

Account Description	30-Jun-05 Parent Entity AGAAP $	Transitional Effect AIFRS $	30-Jun-05 Parent Entity AIFRS $
Revenue	350,249	-	350,249
Carrying value of Non-current assets disposed for scrapping	(2,171)	-	(2,171)
Research & Development	(1,836,598)	-	(1,836,598)
Employee Expenses	(426,798)	(30,330)	(457,128)
Professional Consultants	(297,371)	-	(297,371)
Impairment of Goodwill	(26,873,489)	-	(26,873,489)
Depreciation & Amortisation	(918)	-	(918)
Other Expenses	(668,764)	-	(668,764)
Loss before Income Tax	(29,755,860)	(30,330)	(29,786,190)
Income tax benefit	-	-	-
Loss after Income Tax	(29,755,860)	(30,330)	(29,786,190)
Loss attributable to minority Interest	-	-	-
Loss attributable to members of reporting group	(29,755,860)	(30,330)	(29,786,190)

Note 3

Revenue

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Interest received - other parties	60,316	129,807	60,316	132,424
Biotech innovation fund grants	33,039	216,961	33,039	216,961
Other revenue	-	795	-	864
Total Revenue	**93,355**	**347,563**	**93,355**	**350,249**

Note 4

Loss for the Year

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Expenses				
Research	1,871,413	2,177,241	1,871,413	1,836,598
Corporate & Administration	221,356	284,549	221,355	281,473
External Consultants	168,445	41,144	168,445	41,144
Legal Fees	85,404	82,691	85,404	58,048
Travel costs	95,970	133,784	95,970	119,281
Business Development costs	-	106,433	-	106,433
Public relations costs	26,751	68,362	26,751	62,385
Depreciation	4,934	2,113	3,935	918
Professional Consultants	212,074	348,371	207,385	297,371
Directors & Management	480,720	449,129	480,720	457,128
Impairment of goodwill	-	-	-	26,873,489

Note 5

Income Tax Expense

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
The major components of income tax expense are:				
Income Statement				
Current income tax				
Current income tax benefit	291,236	-	291,236	-
Income tax benefit reported in the consolidated income statement	291,236	-	291,236	-
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:				
Accounting profit/(loss) before income tax	(3,073,712)	(3,348,425)	(3,068,023)	(29,786,190)
At the Group's statutory income tax rate of 30% (2005: 30%)	(922,114)	(1,004,528)	(920,407)	(8,935,857)
Adjustments in respect of current income tax of previous years	248,087	-	248,087	-
R&D Expenditure not deductible	200,012	257,654	200,012	257,654
Expenditure not allowable for income tax purposes	4,053	27,134	4,053	27,134
Amortisation of goodwill	-	-	-	-
Diminution of goodwill	-	-	-	8,062,047
Loss relating to Bone Ltd	-	3,147	-	-
Tax benefit associated with R&D rebate	(291,236)	-	(291,236)	-
Other	54,523	(13,563)	54,523	(13,563)
Deferred tax asset not recognised	415,439	730,156	413,732	602,585
Income tax benefit reported in the consolidated income statement	(291,236)	-	(291,236)	-

Note 5 (continued)

Income Tax Expense

	Consolidated Balance Sheet		Parent Entity Balance Sheet	
	2006	2005	2006	2005
Deferred income tax	$	$	$	$
Deferred income tax not recognised at 30 June relates to the following:				
Deferred tax assets unrecognised				
Losses available for offset against future taxable income	1,264,873	851,140	1,264,873	851,140
Accrual expenditure	14,502	3,607	14,502	3,607
Expenses capitalised for tax purposes	142,234	94,057	142,234	94,057
Deferred income tax assets not recognised	(1,421,609)	(948,804)	(1,421,609)	(948,804)
Deferred income tax	-	-	-	-

No deferred tax asset is recognised in the statement of financial position as it is not probable the Company will derive taxable income in the future to allow utilisation of the income tax benefit represented by the deferred tax asset.

If taxable income is derived in future years, the tax losses incurred in the 2005 and 2006 income tax years will be able to be offset against this income provided the company loss provisions in the Income Tax Assessment Act 1997 are satisfied.

Note 6

KEY Management Personnel Compensation

a. Names and positions held of economic & parent entity key management personnel in office at any time during the financial year are:

Mr. Paul Hopper	Executive Chairman (appointed 2 June 2005)
Dr. Roger New	Non-executive Director (appointed 2 June 2005)
Mr. Leon Ivory	Non-executive Director (appointed 16 November 2005)
Mr. Barry Walker, M.D.	Non-executive Director (appointed 16 November, 2005)
Mr. Richard Basham	Non-executive Director (appointed 12 May 2004 and resigned 11 April 2006)
Mr. Wayne Fritzsche	Non-executive Director (appointed 11 April 2005 and resigned 14 November 2005)
Mr. Chris Bilkey	Non-executive Director (appointed 2 August 2004 and resigned 16 November 2005)
Mr. Michael Redman	Chief Executive Officer (appointed 28 February 2005 and resigned 7 November 2005)
Mr. John Fitzgerald	Chief Operating Officer (appointed 1 August 2004 and resigned 31 October 2005)

b. Compensation Practices

The remuneration package is approved by the Board for the Chief Executive Officer and management. The remuneration policy, setting the terms and conditions for the executive directors and other senior executives, was developed by the remuneration committee and approved by the board after seeking professional advice from independent external consultants.

The total amount paid to non-executive directors is determined by the board from time to time for presentation to and resolution by shareholders in General Meeting. The current approved maximum aggregate remuneration paid to non-executive directors is $300,000 per year.

Refer to Directors report for detailed remuneration policy.

c. Key Management Personnel Compensation

2006

Non-Executive Directors of the Company

Name	Fees and Salaries $	Super-annuation Contribution $	Cash Bonus $	Options $	Non-Cash Benefits $	Total $
Dr. Roger New	27,083	-	-	-	-	27,083
Mr. Barry Walker, M.D.	25,317	-	-	-	-	25,317
Mr. Richard Basham	18,157	1,634	-	-	-	19,791
Mr. Leon Ivory	12,424	1,290	-	-	-	13,714
Mr. Chris Bilkey	8,601	774	-	-	-	9,375
Mr. Wayne Fritzsche	9,169	-	-	-	-	9,169
Total	**100,751**	**3,698**	-	-	-	**104,449**

Executive Directors & Executive Officers of the Company

Name	Fees and Salaries $	Super-annuation Contribution $	Cash Bonus $	Options $	Non-Cash Benefits $	Total $
Mr. Michael Redman	205,802	-	-	-	-	205,802
Mr. Paul Hopper	143,637	-	-	* 8,200	-	151,837
Mr. John Fitzgerald	41,667	3,300	-	-	-	44,967
Total	**391,106**	**3,300**	-	**8,200**	-	**402,606**
Grand Total	**491,857**	**6,998**	-	**8,200**	-	**507,055**

2005

Non-Executive Directors of the Company

Name	Fees and Salaries $	Super-annuation Contribution $	Cash Bonus $	Options $	Non-Cash Benefits $	Total $
Mr. Michael Perrott	36,500	-	-	-	-	36,500
Mr. Richard Basham	22,783	2,050	-	-	-	24,833
Mr. Chris Bilkey	21,024	1,892	-	-	-	22,916
Mr. Ross Kestel	21,580	-	-	-	-	21,580
Mr. Glen Travers	11,776	-	-	-	-	11,776
Mr. Wayne Fritzsche	6,250	-	-	-	-	6,250
Mr. Paul Hopper	2,083	-	-	-	-	2,083
Dr. James Phillips	-	-	-	-	-	-
Total	**121,996**	**3,942**	-	-	-	**125,938**

KEY Management Personnel Compensation

Executive Directors & Executive Officers of the Company

Name	Fees and Salaries $	Super-annuation Contribution $	Cash Bonus $	Options $	Non-Cash Benefits $	Total $
Mr. Michael Redman	105,900	-	-	-	1,458	107,358
Mr. John Fitzgerald	110,833	9,075	7,500	* 27,800	-	155,208
Total	**216,733**	**9,075**	**7,500**	**27,800**	**1,458**	**262,566**
Grand Total	**338,729**	**13,017**	**7,500**	**27,800**	**1,458**	**388,504**

d. Compensation Options

Options Granted As Compensation

2006

Key Management Personnel	Vested No.	Granted No.	Grant Date	Terms & Conditions for Each Grant: Value per Option at Grant Date	Exercise Price	First Exercise Date	Last Exercise Date
Mr. Paul Hopper	66,000	200,000	27/12/2005	$0.123	$0.47	27/01/2006	27/12/2008

11,111 options vest every one month for 18 months from grant date. All options were granted for nil consideration.

2005

Key Management Personnel	Vested No.	Granted No.	Grant Date	Terms & Conditions for Each Grant: Value per Option at Grant Date	Exercise Price	First Exercise Date	Last Exercise Date
Mr. John Fitzgerald	50,000	300,000	01/12/2004	$0.3033	$0.50	Upon achievement of milestones	-

e. Shares Issued on Exercise of Compensation Options

No shares have been issued for exercise of compensation options in either 2006 or 2005 financial years.

f. Options & Rights Holdings

Number of Options Held by Key Management Personnel

2006

Key Management Personnel	Balance 1.7.2005	Granted as Compensation	Options Exercised	Net Change Other*
Mr. Michael Redman	-	2,000,000	-	2,000,000
Mr. John Fitzgerald	300,000	-	-	300,000
Mr. Paul Hopper	-	200,000	-	-
Mr. Leon Ivory	454,000	-	-	-
Total	**754,000**	**2,200,000**	**-**	**2,300,000**

* The Net Change Other reflected above includes those options that have been forfeited by the holders.

Key Management Personnel	Balance 30.6.2006	Total Vested 30.6.2006	Total Exercisable 30.6.2006	Total Unexercisable 30.6.2006
Mr. Paul Hopper	200,000	66,666	66,666	133,334
Mr. Leon Ivory	454,000	-	-	454,000
Total	**654,000**	**66,666**	**66,666**	**587,334**

2005

Key Management Personnel	Balance 1.7.2004	Granted as Compensation	Options Exercised	Net Change Other*
Mr. John Fitzgerald	-	300,000	-	-
Mr. Leon Ivory	-	454,000	-	-
Total	**-**	**754,000**	**-**	**-**

* The Net Change Other reflected above includes those options that have been forfeited by the holders.

Key Management Personnel	Balance 30.6.2005	Total Vested 30.6.2005	Total Exercisable 30.6.2005	Total Unexercisable 30.6.2005
Mr. John Fitzgerald	300,000	50,000	-	300,000
Mr. Leon Ivory	454,000	-	-	454,000
Total	**754,000**	**50,000**	**-**	**754,000**

Note 6 (continued)

KEY *Management* Personnel Compensation

g. Shareholdings

Number of Shares held by Key Management Personnel

2006

Key Management Personnel	Balance 1.7.2005	*Received as* Compensation	*Options* Exercised	Net Change Other*	Balance 30.6.2006
Richard Basham	48,333	-	-	-	48,333
Chris Bilkey	80,000	-	-	-	80,000
Leon Ivory	510,685	-	-	2,000	512,685
Total	**639,018**	-	-	**2,000**	**641,018**

Net Change Other refers to shares purchased or sold during the financial year.

2005

Key Management Personnel	Balance 1.7.2004	Received as Compensation	Options Exercised	Net Change Other*	Balance 30.6.2005
Richard Basham	-	-	-	48,333	48,333
Chris Bilkey	-	-	-	80,000	80,000
Total	-	-	-	**128,333**	**128,333**

Net Change Other refers to shares purchased or sold during the financial year.

Note 7

Auditors Remuneration	**Economic Entity** 2006 $	2005 $	**Parent Entity** 2006 $	2005 $
Remuneration of the auditor of the parent entity for:				
Auditing or reviewing the financial report	53,046	23,270	53,046	23,270
Remuneration for other services by the parent entity auditors	10,004	15,980	10,004	15,980
Remuneration of other auditors of subsidiaries for:				
Auditing or reviewing the financial report of subsidiaries	9,412	-	9,412	-
	72,462	39,250	72,462	39,250

Note 8

Earnings per Share	Economic Entity 2006 $	Economic Entity 2005 $
a. Reconciliation of earnings to profit or loss		
Loss	(2,782,476)	(3,348,425)
Loss attributable to minority equity interest	-	94,259
Earnings used to calculate basic EPS	(2,782,476)	(3,254,166)

	Economic Entity 2006 No.	Economic Entity 2005 No.
b. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	62,346,516	49,551,427
Weighted average number of Class C Preference Shares outstanding	9,999,204	8,547,265
Weighted average number of Options outstanding	5,668,992	1,029,041

Note 9

Cash and Cash Equivalents	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Cash at bank and in hand	220,559	138,331	220,559	45,118
Deposits at call	-	1,540,259	-	1,540,259
Cash at end of year	220,559	1,678,590	220,559	1,585,377

The effective interest rate on at call deposits was: 3.42% (2005: 5.12%)

Reconciliation of Cash

Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows:

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Cash and Cash Equivalents	220,559	1,678,590	220,559	1,585,377

Note 10

Trade and Other Receivables	Economic Entity 2006	Economic Entity 2005	Parent Entity 2006	Parent Entity 2005
	$	$	$	$
CURRENT				
Other Receivables	304,706	27,940	304,706	27,940
	304,706	27,940	304,706	27,940

Note 11

Other Financial Assets – Non Current	Economic Entity 2006	Economic Entity 2005	Parent Entity 2006	Parent Entity 2005
Unlisted Investments at cost	$	$	$	$
Shares in controlled entities – Owein Pty Ltd	-	-	1,426,850	1,426,850
Shares in controlled entities – Bone Ltd	-	-	28,948,708	28,948,708
Less : provision for writer down to recoverable amount			(26,873,489)	(26,873,489)
	-	-	3,502,069	3,502,069

The recoverability of the amount of investments is based upon Bone Medical Limited and controlled entities being able to continue as a going concern by way of raising further capital in order to meet expenditure commitments to be able to successfully exploit the company's products and technology in excess of the carrying value of the investment.

Note 12

Controlled Entities

Controlled Entities Consolidated	Country of Incorporation	Percentage Owned 2006	Percentage Owned 2005
Parent Entity:			
Bone Medical Limited (Legal Parent)	Australia	-	-
Subsidiaries of Bone Medical Limited:			
Bone Limited	Jersey, Channel Islands	100%	80%
Owein Pty Ltd	Australia	100%	100%

(a) Controlled Entities Acquired

On 23 August 2004 the legal parent entity acquired 80% of ordinary share capital and 100% of Preference Share Capital of Bone Ltd.

The purchase consideration was the issue to the vendors of Bone Ltd the following:

- 30 million ordinary shares for the 24 million ordinary shares in Bone Ltd
- 4 million ordinary shares for the 4 million preference shares in Bone Ltd
- 1 Class A Preference Share to the ordinary shareholder in Bone Ltd
- 10,000,004 Class B Preference Shares to the ordinary and preference shareholders in Bone Ltd.

Details of the acquisition were as follows:	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Purchase Consideration	-	28,699,997	-	28,699,997
Acquisition Costs	-	248,711	-	248,711
	-	28,948,708	-	28,948,708
Cash Consideration				
Acquisition Costs	-	70,095	-	70,095
Less: Balances acquired cash	-	(147,039)	-	-
Cash Outflow / (Inflow)	-	(76,944)	-	70,095
Assets and liabilities held at acquisition date				
Cash	-	147,039	-	-
Property plant and equipment	-	2,436	-	-
Payables	-	(6,010)	-	-
	-	143,465	-	-
Goodwill on consolidation	-	28,833,723	-	-
Outside equity interest	-	(28,480)	-	-
	-	28,948,708	-	-

On 2 September, 2005, Bone Medical Limited acquired the remaining 6,000,000 ordinary shares (20%) held by Proxima Concepts Limited under a Share Purchase Agreement for no consideration. Bone Limited is now a wholly owned subsidiary of Bone Medical Limited.

Note 13

Property, Plant & Equipment	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Plant & equipment	33,026	14,133	29,891	10,997
Accumulated depreciation	(7,047)	(2,113)	(4,853)	(918)
Total plant & equipment	25,979	12,020	25,038	10,079

Note 13 (continued)

Movements in Carrying Amounts

Movement in carrying amounts for plant & equipment between the beginning and the end of each financial year.

	Economic Entity		Parent Entity	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Balance at beginning of year	12,020	2,171	10,079	2,171
Additions	18,893	13,434	18,893	10,998
Disposals	-	(2,171)	-	(2,171)
Depreciation Expense	(4,934)	(1,414)	(3,934)	(919)
Carrying amount at the end of year	**25,979**	**12,020**	**25,038**	**10,079**

Note 14

Intangible Assets	Economic Entity		Parent Entity	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Cost of Goodwill	1,956,599	1,956,599	-	-
Accumulated impaired losses	-	-	-	-
Net carrying Value	1,956,599	1,956,599	-	-

Economic Entity				
Goodwill				
Balance at the beginning of the year	1,956,599	-	-	-
Acquisitions through business combinations	-	1,956,599	-	-
Total Goodwill	1,956,599	1,956,599	-	-

The recoverability of the amount of goodwill is based upon Bone Medical Limited and controlled entities being able to continue as a going concern, by way of raising further capital in order to meet expenditure commitments to be able to successfully exploit the company's products & technologies in excess of the carrying value of the goodwill.

Note 15

Trade and Other Liabilities	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
CURRENT				
Unsecured Liabilities:				
Trade payables	93,991	193,902	93,991	193,902
Sundry payables & accrued expenses	70,250	28,245	70,250	28,245
Other related parties	90,295	-	90,295	-
Key management personnel related entities	29,358	-	29,358	-
Wholly owned subsidiary	-	-	1,858,365	1,770,939
	283,894	222,147	2,142,259	1,993,086

Note 16

Trade and Other Liabilities	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005
NON-CURRENT				
Unsecured Liabilities:				
Other related parties	-	1,098	-	-
	-	1,098	-	-

Note 17

Issued Capital	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
64,290,332 (2005: 58,226,291) Fully Paid Ordinary shares	7,474,883	5,871,850	70,342,497	68,765,846
Nil (2005: 10,000,004) Class B Preference Shares	-	-	-	-
9,999,204 (2005: 9,999,204) Class C Preference Shares	800,000	800,000	-	-
	8,274,883	6,671,850	70,342,497	68,765,846

		No. of Shares	No. of Shares	No. of Shares	No. of Shares
	Ordinary Shares				
	At the beginning of reporting period	58,226,291	24,106,897	58,226,291	24,106,897
a	Consolidation of Capital 1 for 4	-	(18,080,596)	-	(18,080,596)
b	Shares issued under prospectus	-	4,200,000	-	4,200,000
c	Shares issued to Bone Ltd vendors	-	34,000,000	-	34,000,000
d	Conversion of 1 Class A preference share to ordinary shares	-	10,000,000	-	10,000,000
e	Conversion of 10m Class B preference shares	-	3,999,990	-	3,999,990
h	Shares Issued 26th October, 2005	6,064,041	-	6,064,041	-
	At reporting date	64,290,332	58,226,291	64,290,332	58,226,291
	Preference Shares				
	CLASS A				
	At the beginning of reporting period	-	-	-	-
d	Issue of shares	-	1	-	1
d	Conversion to Ordinary Shares	-	(1)	-	(1)
	At reporting date	-	-	-	-
	CLASS B				
	At the beginning of reporting period	-	-	-	-
e	Issue of shares	-	10,000,004	-	10,000,004
g	Conversion to Ordinary Shares	-	(10,000,004)	-	(10,000,004)
	At reporting date	-	-	-	-
	CLASS C				
	At the beginning of reporting period	9,999,204	-	9,999,204	-
f	Issue of shares	-	9,999,204	-	9,999,204
	At reporting date	9,999,204	9,999,204	9,999,204	9,999,204

Ordinary Shares

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when poll is called, otherwise each shareholder has one vote on a show of hands.

Class C Preference Share

Each Class C Preference Share will convert into 1 ordinary share upon receiving for any project produced as a result of Bone Medical's conduct of any one of the following:

- approval to market from a Member State of the European Union; or

- approval to market from the US Food Drug Authority Administration,

within 7 years of the date of issue of the Class C Preference Share.

The preference shares carry the right to receive a non-cumulative preference dividend at the rate of 4% per annum of the issue price in priority to the issued ordinary shares.

(a) On 23 August 2004, the existing ordinary share capital (24,106,897 ordinary shares) was consolidated on a 1 for 4 basis as approved at the General Meeting which resulted in there being 6,026,301 ordinary shares on issue in total.

(b) Under the Prospectus, on 23 August 2004, 4,200,000 ordinary shares were issued and allotted at $0.60 per share and $2,500,000 was raised.

(c) On 23 August 2004, 4 million ordinary shares were issued to the Bone Limited preference shareholders as consideration for their 4 million Bone Limited preference shares under the Bone acquisition. Additionally, 30 million ordinary shares were issued to the Bone Limited ordinary shareholders as consideration for their 24 million Bone Limited ordinary shares under the Bone acquisition. All were issued at a deemed issue price of $0.60.

(d) On 23 August 2004, 1 Class A Preference Share was issued to the Bone Medical ordinary shareholder. This converted to 10,000,000 ordinary shares on 27 September 2004, upon the positive human clinical trial outcome of the BN002 oral calcitonin. This was issued at the deemed issue price of $0.71 being the market value at the date of issue.

(e) On 23 August 2004, 10,000,004 Class B Preference Shares were issued to the Bone Limited vendors at a deemed issue price of $0.01.

(f) On 23 August 2004, following the Bone acquisition, 9,999,204 Class C Preference Shares were issued as a bonus issue to all shareholders at a nil deemed issue price.

(g) On 2 May 2005, the directors approved the early conversion of all 10,000,004 Class B Preference shares to 3,999,990 Ordinary shares. This was subsequently approved by shareholders on 12 July 2005, at a general meeting.

(h) On 26 October 2005, 6,064,041 ordinary shares were issued & allotted at $ 0.26 per share and $1,576,651 was raised. Each share had one attaching option exercisable at $0.40 expiring on the 26 April 2007.

Note 18

Reserves	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
a Option Reserve	309,000	331,130	8,200	30,330
	309,000	331,130	8,200	30,330

(a) **Option Reserve**

The option reserve records items recognised as expenses on valuation of employee share options.

Note 19

Contingent Liabilities

Licence agreement obligations:-

Under the licence agreement between Bone Limited and Axcess Limited the following terms apply: £1,030,000 is payable to Axcess Limited as a lump sum payment upon any of the following events occurring :-

- The completion of a $15 million fundraising,
- Any licence transaction involving upfront or milestone payments of equal to or more than $10 million.
- The commencement of a pivotal Phase III study (or the study prior to lodgement for regulatory approval from the FDA or EMEA) for any project in Bone Medical Limited, subject to the company having at least $5 million in the bank.

If by the 4th January 2006 the licence payment has not been paid in full, a monthly interest charge is payable on the unpaid balance at a rate equal to the 30 day London Interbank Offering Rate (LIBOR) on the 4th day of each month plus 2%.

As at the date of this report, no claim for this interest has been received by the company.

Note 20

Segment Information

In 2006 and 2005, the Company has predominantly undertaken all its business activities in the biopharmaceutical segment in Australia.

Note 21

Cash Flow Information	**Economic Entity 2006 $**	**Economic Entity 2005 $**	**Parent Entity 2006 $**	**Parent Entity 2005 $**
Profit after income tax	(2,782,476)	(3,348,425)	(2,776,787)	(29,786,190)
Non-cash flows in profit				
Depreciation	4,934	2,113	3,935	919
Employee Options	(22,130)	30,330	(22,130)	30,330
Write-down provision	-	-	-	26,873,489
Loss on scrapping of fixed asset	-	2,171	-	2,171
R&D Tax Rebate	(291,236)	-	(291,236)	-
P&L expenses as a result of AASB 3 Business Combination	-	424,534	-	-
Changes in assets and liabilities				
(Increase)/decrease in trade & term receivables	14,470	10,668	14,470	10,668
Movement in receivables not attributable to operating activities	(84)	-	(5,798)	-
Increase/(decrease) in trade payables & accruals	60,650	34,555	62,704	40,532
Movement in Creditors not attributable to operating activities	1,040	-	-	-
Cashflow from operations	(3,014,832)	(2,844,053)	(3,014,842)	(2,828,081)

Non-Cash Investing Activities

Bone Medical Limited acquired the remaining 20% of ordinary shares of Bone Limited for no consideration

Note 22

Share-based Payments

The following share-based payment arrangements existed at 30 June 2006:

On 1 December 2004, 300,000 employee share options were granted. They are exercisable at $0.60 and vest every 6 months over a 3 year period. They expire on the 1 December 2009 and granted upon the achievement of performance milestones. At balance date these share options have been forfeited due to employee resignation.

In May 2005 2,000,000 employee options were approved by the board & subsequently approved by shareholders on the 12 July 2005. They were to be vested upon the achievement of performance milestones. At balance date these share options have been forfeited due to employee resignation.

On 27 December 2005, 200,000 employee share options were issued. They are exercisable at $0.47 and expire on 27 December 2008.

All options granted to key management personnel are ordinary shares in Bone Medical Limited, which confer a right of one ordinary share for every option held.

	Economic Entity				Parent Entity			
	2006		2005		2006		2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	1,300,000	$ 0.52	-	-	300,000	$0.60	-	-
Granted	2,200,000	$ 0.41	1,300,000	$ 0.52	2,200,000	$0.41	300,000	$0.60
Forfeited	(2,300,000)	$ 0.43	-	-	(2,300,000)	$0.43	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at end of year	1,200,000	$0.50	1,300,000	$0.52	200,000	$0.47	300,000	$0.60
Exercisable at end of year	66,667	$0.47	-	-	66,667	$0.47	-	-

The options outstanding at 30 June 2006 had a weighted average exercise price of $0.50 and a weighted average remaining contractual life of 2.25 years. Exercise prices range from $0.47 to $0.50 in respect to options outstanding at 30 June 2006.

The weighted average fair value of the options granted during the 2006 year was $0.123

This price was calculated using a Black Scholes option pricing model.

Included under employee benefits expense in the income statement is 2006: ($22,130) & (2005: $30,330),and relates, in full, to equity-settled share-based payment transactions.

Note 23

Related Party Transactions

The terms and conditions of the transactions with directors and their director related entities were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

		Economic Entity		Parent Entity	
		2006	2005	2006	2005
		$	$	$	$
	Transactions with related parties:				
	Key Management Personnel				
a	Laboratory research & management services	1,039,584	1,260,267	1,039,584	1,140,267
b	Office management services & IT support	-	43,371	-	43,371
c	Corporate, financial & administration services	60,000	280,000	60,000	-
d	Corporate management services	54,000	-	54,000	-

(a) Proxima Laboratory & Research Services Limited: (Roger New – Director)
The contract with Proxima Laboratory & Research Services Limited of which Roger New is a director, is for the supply of research, laboratory & management services. Roger New is a director of both Bone Limited & Bone Medical Limited.

(b) Troika Management Limited: (Michael Perrott – Director)
Office management services and basic IT Support including administration support, office facilities, accounting and company secretarial services were provided during the year. Without this service, the company would have to employ its own company secretary, financial controller, bookkeepers and receptionist, as well as rent suitable premises, supply a computer network, telephone equipment and office furniture. Michael Perrott was director a of Bone Medical Limited & resigned 27th May 2005.

(c) Bluewater Capital Limited: (Leon Ivory – Director)
These are payments to Bluewater Capital Limited are for financial, administration and corporate services. Leon Ivory is a Director of Bluewater Capital Limited, Bone Medical Limited & Bone Limited.

(d) Ivory and Company Pty Ltd: (Leon Ivory – Director)
These payments are for corporate & administration services. Leon Ivory is a Non-executive Director of both Bone Medical Limited and Bone Limited.

Note 23 (Continued)

Related Party Transactions

Group

The group consists of Bone Medical Limited, its wholly-owned controlled entity, Owein Pty Ltd and Bone Limited. Ownership interests in these controlled entities are set out in note 12.

Transactions between Bone Medical Limited and other entities in the group during the years ended 30 June 2006 and 2005 consisted of:

(a) loans advanced to Bone Medical Limited

(b) loans repaid by Bone Medical Limited

(c) transactions between Bone Medical Limited & its wholly owned Australian controlled entities under the accounting tax sharing agreement

Controlling entities

The ultimate parent entity in the group is Proxima Concepts Limited (incorporated in Jersey, Channel Islands holding 67.71% of the issued ordinary share capital). The ultimate Australian parent entity in the group is Bone Medical Limited which at 30 June 2006 owned 100% of the issued ordinary shares of Owein Pty Ltd (incorporated in Australia) & 100% of the issued ordinary shares of Bone Limited (incorporated in Jersey, Channel Islands).

Note 24

Financial Instruments

a) Financial Risk Management

The groups financial instruments consist mainly of deposits with banks, short-term investments, accounts payable, loans to & from subsidiaries, bills & preference shares.

The main purpose of non-derivative financial instruments is to raise finance for group operations.

The group does not speculate in the trading of derivative instruments.

i. Treasury Risk Management

A finance committee meeting of senior executives of the group meet on a regular basis to analyse currency & interest rate exposure & to evaluate treasury management strategies in the context of the most recent economic conditions & forecasts.

ii. Financial Risks

The main risks the Group is exposed to through its financial instruments are foreign currency risk, liquidity risk and credit risk.

Foreign currency risk

The group is exposed to fluctuations in foreign currencies arising from the purchases of goods & services in currencies other than the group's measurement currency.

Liquidity risk

The group manages liquidity risk by monitoring forecast cash flows & ensuring that adequate utilised borrowing facilities are maintained.

Credit risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet & notes to the financial statements.

The economic entity does not have any does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the economic entity.

b) Financial Instruments

i. **Derivative Financial Instruments**

The economic entity has no derivative financial instruments at 30 June 2006.

Forward exchange contracts

The economic entity has no forward exchange contracts at 30 June 2006.

Note 24 (Continued)

ii. **Interest Rate Risk**

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

2006	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest rate maturing Within Year	1 to 5 Years	Over 5 Years	Non-interest Bearing	Total
Financial Assets							
Cash & cash equivalents	3.42%	220,559	-	-	-	-	220,559
Receivables	-	-	-	-	-	304,706	304,706
Total Financial Assets		220,559	-	-	-	304,706	525,265
Financial Liabilities							
Payables	-	-	-	-	-	283,894	283,894
Total Financial Liabilities		-	-	-	-	283,894	283,894

2005	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest rate maturing Within Year	1 to 5 Years	Over 5 Years	Non-interest Bearing	Total
Financial Assets							
Cash & cash equivalents	5.12%	1,678,590	-	-	-	-	1,678,590
Receivables		-	-	-	-	27,940	27,940
Total Financial Assets		1,678,590	-	-	-	27,940	1,706,530
Financial Liabilities							
Payables		-	-	-	-	223,245	223,245
Total Financial Liabilities		-	-	-	-	223,245	223,245

iii. Net Fair Values

The net fair values of:

- Listed investments have been valued at the quoted at the quoted market bid price at balance date, adjusted for transaction costs expected to be incurred. For unlisted investments where there is no organised financial market, the net fair value has been on a reasonable estimation of the underlying net assets or discounted cash flows of the investment.

- Other assets & liabilities approximate their carrying value.

Aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date.

	Economic Entity		**Parent Entity**	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Financial Assets				
Loans & Receivables	304,706	27,940	304,706	27,940
Other Financial Assets	-	-	3,502,069	3,502,069
Financial Liabilities				
Other Liabilities	283,894	223,245	283,894	222,147
Inter-company Loans			1,858,365	1,770,939

Note 25:

Change in Accounting Policy

(a) The following Australian Accounting Standards have been issued or amended and are applicable to the parent and economic entity but are not yet effective. They have not been adopted in preparation of the financial statements at reporting date.

AASB Amendment	AASB Standard Affected	Nature of Change in Accounting Policy and Impact	Application Date of the Standard	Application Date for the Group
2004–3	AASB 1: First-time Adoption of AIFRS	No change, no impact	1-Jan-06	1-Jul-06
	AASB 101: Presentation of Financial Statements	No change, no impact	1-Jan-06	1-Jul-06
	AASB 124: Related Party Disclosures	No change, no impact	1-Jan-06	1-Jul-06
2005–1	AASB 139: Financial Instruments: Recognition and Measurement	No change, no impact	1-Jan-06	1-Jul-06
2005–5	AASB 1: First-time Adoption of AIFRS	No change, no impact	1-Jan-06	1-Jul-06
	AASB 139: Financial Instruments: Recognition and Measurement	No change, no impact	1-Jan-06	1-Jul-06
2005–6	AASB 3: Business Combinations	No change, no impact	1-Jan-06	1-Jul-06
2005–9	AASB 132: Financial Instruments: Recognition and Measurement	No change, no impact	1-Jan-06	1-Jul-06
	AASB 139: Financial Instruments: Disclosure and Presentation	Bone Medical Limited is in the process of evaluating the effect of these changes of which the impact is not reasonably estimable at the date of this financial report.	1-Jan-06	1-Jul-06
2005–10	AASB 139: Financial Instruments: Recognition and Measurement	No change, no impact	1-Jan-07	1-Jul-07
	AASB 101: Presentation of Financial Statements	No change, no impact	1-Jan-07	1-Jul-07
	AASB 114: Segment Reporting	No change, no impact	1-Jan-07	1-Jul-07
	AASB 117: Leases	No change, no impact	1-Jan-07	1-Jul-07
	AASB 133: Earnings per share	No change, no impact	1-Jan-07	1-Jul-07
	AASB 132: Financial Instruments: Disclosure and Presentation	No change, no impact	1-Jan-07	1-Jul-07
	AASB 1: First-time Adoption of AIFRS	No change, no impact	1-Jan-07	1-Jul-07
	AASB 4: Insurance Contracts	No change, no impact	1-Jan-07	1-Jul-07
	AASB 1023: General Insurance Contracts	No change, no impact	1-Jan-07	1-Jul-07
	AASB 1038: Life Insurance Contracts	No change, no impact	1-Jan-07	1-Jul-07
2006–1	AASB 121: The Effects of Changes in Foreign Exchange Rates	No change, no impact	1-Jan-06	1-Jul-06
New Standard	AASB 7: Financial Instruments: Disclosure	No change, no impact	1-Jan-07	1-Jul-07
New Standard	AASB 119: Employee Benefits: December 2004	No change, no impact	1-Jan-06	1-Jul-06

Note 26:

Economic Dependency

Bone Medical Limited has a sub-licence agreement with Bone Limited which in turn has licence agreements for the technologies of Mozaic, Vaxcine, and Axcess from the licensors Mozaic Discovery Limited, Axcess Limited and Vaxcine Limited.

On 23 December 2002, Bone Ltd (as Licensee) entered into three exclusive intellectual property licence agreements (Licence Agreements) with Axcess, Mozaic and Vaxcine (each the Licensor).

Each Licence Agreement enables Bone Ltd & in turn Bone Medical Limited to use the Intellectual Property of the respective Licensor in the field of musculoskeletal therapies (such as, osteoporosis, arthritis, cartilage replacement, collagen tolerance or bone disease) to develop a product for commercialisation. The use of the licence to develop and commercialise products is limited to the jurisdictions where the Patents subsist.

The Licence Agreements are principally the same. A summary of the key terms of these agreements follows:

Generic Terms

(a) Each Licence Agreement operates from 30 November 2002 until the last of the Patents expires or until the Licence Agreement is terminated in accordance with its provisions.

(b) Bone must pay a 3% royalty of revenue from sales of Products to the Licensor (Royalty).

(c) Bone must bear all costs of patent applications and independent patent advice and protection.

(d) The Licensor must not develop, manufacture, use or sell products which could not be developed, made or sold without infringing the relevant Patents.

(e) The Licensor is entitled to a non-exclusive worldwide royalty free licence for any improvements made to the Intellectual Property by the Licensee for the term of the Licence Agreement.

(f) Bone Limited is entitled to a non-exclusive licence for any improvements made to the Intellectual Property by the Licensor in the territory of the Licence.

(g) The Licensor has a royalty free non-exclusive licence to use all know how disclosed to Bone Limited by the Licensor pursuant to the Licence Agreement.

(h) Bone Limited must use its best endeavours to commercialise the Products. Bone Limited is not required to pursue commercial opportunities which it does not consider commercially viable. If Bone Limited does not pursue such opportunities then the Licensor has full right to pursue that commercial venture.

(i) Bone Limited is entitled to grant sub-licences with the prior written consent of the Licensor (such consent not to be unreasonably withheld), provided that Bone Limited indemnifies the Licensor in respect of the performance of the Licence Agreement by any sub-licensee.

(j) The Licensor has not provided a warranty that the Patents are valid. It has provided a warranty that use of the Intellectual Property pursuant to the Licence Agreement will not infringe third party rights provided that Bone Limited makes reasonable inquiries as to the existence of other third party rights.

Note 26 (continued):

(k) Each Licensor has the right to terminate its Licence Agreement if any outstanding Royalty is not paid within 14 days of a written notice to Bone Limited requesting payment or if Bone Limited fails to remedy a breach of the Licence Agreement with 30 days of written notice requesting remedy of the breach.

Note 27

Company Details

The registered office of Bone Medical Limited is:

Bone Medical Limited
Unit 2,
1 Sarich Way
Bentley Western Australia 6102

The principal places of business are:

Bone Medical Limited
Unit 2,
1 Sarich Way
Bentley Western Australia 6102

Note 28

Commitments

As at the date of the preparation of this report, Bone Medical Limited & its controlled entities had no capital or leasing commitments.

Note 29

Events After the Balance Sheet Date

At the time of preparing this report Bone Medical Limited was in the process of raising approximately $2 million by way of private placement through the issue of ordinary shares at $0.27 each. As at the 27th of September 2006 $1.783 million had been raised.

The financial report was authorised for issue on the 29th September 2006 by the board of directors.

Directors' Declaration

The directors of the company declare that:

1. the financial statements and notes, as set out on pages 29 to 80, are in accordance with the Corporations Act 2001 and:

   a. comply with Accounting Standards and the Corporations Regulations 2001; and

   b. give a true and fair view of the financial position as at 30 June 2006 and of the performance for the year ended on that date of the company and economic entity;

2. the Chief Executive Officer and Chief Finance Officer have each declared that:

   a. the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

   b. the financial statements and notes for the financial year comply with the Accounting Standards; and

   c. the financial statements and notes for the financial year give a true and fair view;

3. in the director's opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Director ....

Mr. Paul Hopper – Executive Chairman

Dated this 29th day of September 2006

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF BONE MEDICAL LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Bone Medical Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

As permitted by the Corporations Regulations 2001, the company has disclosed information about the compensation of key management personnel ("compensation disclosures"), as required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report" in pages 19 to 25 of the directors' report and not in the financial report.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the preparation and presentation of the compensation disclosures contained in the directors' report in accordance with the Corporations Regulations 2001.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the compensation disclosures in the directors' report comply with Accounting Standard AASB 124. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the compensation disclosures in the directors' report comply with Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the compensation disclosures in the directors' report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable *independence* requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The independence declaration given to the directors in accordance with section 307C would be in the same terms if it had been given at the date of this report.

Audit Opinion

In our opinion:

(1) the financial report of Bone Medical Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia; and

(2) the compensation disclosures that are contained in pages 19 to 25 of the directors' report comply with Accounting Standard AASB 124.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1, there is significant uncertainty whether Bone Medical Limited and controlled entities will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at amounts stated in the financial report.

The company will need to raise significant further capital in order to meet the expenditure commitments to continue to research and develop the company's products and technology.

Inherent Uncertainty Regarding Recoverability of Goodwill and Investments

As indicated in Note 11 to the financial statements, Bone Medical Limited has an investment in Bone Limited as at 30 June 2006 with a carrying value of $2,075,219. This amount is recoverable based upon Bone Medical Limited and controlled entities being able to continue as a going concern as outlined in the above paragraph. The amount is also dependent upon Bone Medical Limited and controlled entities being able to successfully exploit the company's products and technology at amounts in excess of the carrying value of the investment.

As indicated in Note 14 to the financial statements, there is goodwill on consolidation as at 30 June 2006 with a carrying value of $1,956,599. This amount is recoverable based upon Bone Medical Limited and controlled entities being able to continue as a going concern as outlined in the above paragraph. The amount is also dependent upon the company being able to successfully exploit the company's products and technology at amounts in excess of the carrying value of the goodwill.

BDO
Chartered Accountants



M Shafizadeh
Partner

Perth, Western Australia
Dated this 29th day of September 2006

Shareholder Information

The shareholder information set out below was applicable as at 4th September 2006.

A. Distribution of Securities

(a) Analysis of numbers of shareholders by size and holding:

Category (size of holding)			Ordinary Shares
1	-	1,000	600
1,001	-	5,000	243
5,001	-	10,000	148
10,001	-	100,000	102
100,001 and over			31
			1,124

(b) There were 713 holders of less than a marketable parcel of ordinary shares.

(c) The percentage of the total holding of the twenty largest security holders is:

Ordinary Shares: 89.79%

B. Voting Rights

Ordinary Shares:

On a show of hands, every member present in person or by proxy shall have one vote and upon a poll each share shall have one vote.

C. Substantial Shareholders

Substantial shareholders who have notified the Company as at 4th September 2006 are:

Name	%
Proxima Concepts Limited	67.71
Hall Phoenix Inwood Limited	9.99

The names of the 20 largest security holders of each class of equity as at 4th September 2006 are listed below:

TWENTY LARGEST ORDINARY SHAREHOLDERS

Name	Number	Issued Shares Held %
PROXIMA CONCEPTS LIMITED	43,529,412	67.71
HALL PHOENIX INWOOD LIMITED	6,425,605	9.99
DUNCRAIG INVESTMENTS SERVICES	1,030,246	1.60
RIVERTREE PTY LTD	924,500	1.44
MR JOHN CLINTON	703,549	1.09
LENTONA PTY LTD	514,419	0.80
MR LEON IVORY AND MRS GWENNY IVORY	512,685	0.80
MR DAVID STOUP	506,838	0.79
MR CLARENCE V NALLEY III	500,000	0.78
OAK TRUST (GUERNSEY) LIMITED	449,558	0.70
MR JOHN RICHARD FRAME & MRS JANET ELIZABETH FRAME	354,660	0.55
RIVERMAN HOLDINGS PTY LTD	345,333	0.54
M GARDNER (INVESTMENTS)	335,000	0.52
MR HUGO JOESPH BOMBARA	303,529	0.47
GOWER NOMINEES PTY LTD	299,186	0.47
GREYSTOKE HOLDINGS PTY LTD	284,166	0.44
C P P PTY LTD	253,823	0.39
MR PAUL ALAN KRIKLER	223,529	0.35
BALCARLIE PTY LTD	192,307	0.30
SILVERKEY CORPORATION PTY LTD	172,250	0.27
	57,860,595	90.00

The names of the 20 largest Option holders of each class of equity as at 4th September 2006 are listed below:

TWENTY LARGEST LISTED OPTION HOLDERS

Name	Number	Listed Options Held %
HALL PHOENIX INWOOD LIMITED	4,787,868	78.96%
MR DAVID STOUP	199,976	3.30%
DUNCRAIG INVESTMENTS SERVICES	192,308	3.17%
BALCARLIE PTY LTD	192,307	3.17%
GOWER NOMINEES PTY LTD	123,000	2.03%
HOWLETT RETIREMENT PTY LTD	80,000	1.32%
C P P PTY LTD	75,000	1.24%
LENTONA HOLDINGS PTY LTD	75,000	1.24%
ALTIS HOLDINGS PTY LTD	50,000	0.82%
MR BRYAN TOLBERT	48,582	0.80%
DR MICHAEL JOSLIN BUCKINGHAM	45,000	0.74%
MR BARRY SULLIVAN	45,000	0.74%
IVORY & CO PTY LTD	16,000	0.26%
MS JODEE LOUISE FOOT	13,000	0.21%
MR DEAN ROBERT FOOT	12,000	0.20%
MR DAVID MCAULIFFE	6,000	0.10%
MS EMMA MCCORMACK	4,000	0.07%
MR CHRISTOPHER CHARLES PERROTT	4,000	0.07%
MS LOUISE PAMELIA PERROTT	4,000	0.07%
MS PAMELIA CHRISTINE PERROTT	4,000	0.07%
	5,977,041	98.57%


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恒隆地產
HANG LUNG PROPERTIES

6-30-06
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